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Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-214787

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus to which it relates dated November 30, 2016, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus to which it relates dated November 30, 2016, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Fortis at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800) and are also available electronically at www.sedar.com.

New Issue	May 31, 2017

PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated November 30, 2016)

FORTIS INC.

Offer to exchange all outstanding 2.100% Notes due 2021 issued on October 4, 2016 for up to US$500,000,000
Aggregate Principal Amount of Registered 2.100% Notes due 2021
and
Offer to exchange all outstanding 3.055% Notes due 2026 issued on October 4, 2016 for up to US$1,500,000,000
Aggregate Principal Amount of Registered 3.055% Notes due 2026

We are offering to exchange (i) US$500,000,000 aggregate principal amount of new registered 2.100% Notes due 2021, or the New 2021 Notes, for a like aggregate principal amount of our outstanding unregistered 2.100% Notes due 2021, or the Initial 2021 Notes, and (ii) US$1,500,000,000 aggregate principal amount of new registered 3.055% Notes due 2026, or the New 2026 Notes, for a like aggregate principal amount of our outstanding unregistered 3.055% Notes due 2026, or the Initial 2026 Notes.

The Initial 2021 Notes and the Initial 2026 Notes were originally issued by us on October 4, 2016 in a transaction that was exempt from registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, and resold inside the United States to qualified institutional buyers in reliance on Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. We refer to the Initial 2021 Notes and the Initial 2026 Notes together as the Initial Notes.

The terms of the New 2021 Notes and the New 2026 Notes are substantially identical to the terms of the Initial 2021 Notes and the Initial 2026 Notes, respectively, except that the New 2021 Notes and the New 2026 Notes will be registered under the Securities Act, will not contain transfer restrictions or provisions relating to any increase in annual interest rate or the special mandatory redemption (which is no longer applicable), will bear different CUSIP numbers from the Initial Notes and will not entitle their holders to registration rights. The New 2021 Notes and the New 2026 Notes will evidence the same continuing indebtedness as the Initial 2021 Notes and the Initial 2026 Notes, respectively. We refer to the New 2021 Notes and the New 2026 Notes together as the New Notes. We refer to the Initial Notes and the New Notes together as the Notes.

Our offer to exchange the New 2021 Notes for Initial 2021 Notes and the New 2026 Notes for Initial 2026 Notes will commence on June 1, 2017 and will be open until 5:00 p.m., New York City time, on June 28, 2017, unless we extend the offer. See "Exchange Offer — Expiration Date; Extensions; Amendments". Closing of the exchange offer and delivery of the New Notes, in book-entry only form through The Depository Trust Company, or DTC, is expected to occur on or about June 30, 2017, or such other date as may be agreed upon by us and the Trustees, but not later than July 13, 2017. DTC or its nominee will hold the New Notes in book-entry only form as depositary for the participants of DTC. A holder that acquires New Notes in exchange for Initial Notes will receive only a customer confirmation from the registered dealer (who is a participant) from or through whom such New Notes are acquired. Except as otherwise stated herein, holders of New Notes will not be entitled to receive physical certificates representing their ownership thereof. See "Book-Entry Only System" and "Description of the Indenture — Global Securities".

New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of such series accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept the Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See "Exchange Offer — Conditions".

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. Under the Exchange and Registration Rights Agreement, dated as of October 4, 2016, with Goldman, Sachs & Co. as the representative of Goldman, Sachs & Co., MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC, or the Registration Rights Agreement, we agreed to make this prospectus supplement, or the Prospectus Supplement, and the accompanying short form base shelf prospectus dated November 30, 2016, or the Prospectus, or, at our option, another registration statement, available to any such broker-dealer for use in connection with any resale of such New Notes. See "Exchange Offer — Resale of New Notes" and "Plan of Distribution".

Investing in the New Notes involves certain risks that should be carefully considered. See "Risk Factors" in this Prospectus Supplement as well as "Risk Factors" in the accompanying Prospectus.

There is no market through which the New Notes may be sold and holders may not be able to resell New Notes exchanged for Initial Notes under this Prospectus Supplement. This may affect the pricing of the New Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the New Notes and the extent of issuer regulation. See "Risk Factors — Risks Related to the Exchange Offer — Active trading markets for the New Notes may not develop".

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from U.S. disclosure requirements. Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Owning the New Notes may subject you to tax consequences in both the U.S. and Canada. You should read the tax discussion contained in this Prospectus Supplement and the Prospectus. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Prospectus Supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because our company is organized and exists under the laws of the Province of Newfoundland and Labrador, Canada, some of our officers and directors and some of the experts named in this Prospectus Supplement and the Prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S. See "Risk Factors — Risks Related to the New Notes — Investors in the New Notes located outside of Canada may have difficulties enforcing civil liabilities" in this Prospectus Supplement.

THE NEW NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter or dealer has been involved in the preparation of, or has performed any review of the contents of, this Prospectus Supplement or the Prospectus.

Prospective investors should be aware that, during the period of the exchange offer, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the debt securities to be distributed or to be exchanged, or certain related debt securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

The New Notes have not been and will not be qualified for public distribution under the securities laws of any province or territory of Canada. The New Notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada.

S-ii

Prospectus Supplement

NOTICE TO READERS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the exchange offer and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the exchange offer. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the exchange offer.

        If the description of the Notes varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

        You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of New Notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to "Fortis", "we", "us" and "our" refer to Fortis Inc. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). The forward-looking information reflects our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, based on information currently available. These expectations may not be appropriate for other purposes. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable Canadian securities legislation. The words "anticipates", "assumes", "believes", "budgets", "can", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "opportunity", "plans", "projects", "seeks", "schedule", "should", "target", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management's current beliefs and is based on information currently available to us.

        The forward-looking information in this Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, includes, but is not limited to, statements regarding: the acquisition of an interest in the Waneta Dam and related transmission assets, or the Waneta Acquisition, the expected timing, benefits, total consideration and adjustments and expected financing thereof, and conditions precedent to the closing, including receipt of certain approvals and consents; the expectation that we will not be a "passive foreign investment company" for the taxable year ending December 31, 2017 or thereafter; the expectation that the acquisition of ITC Holdings Corp., or ITC, will be accretive to earnings per common share in 2017; our business model providing superior transparency and best serving the interest of customers; target average annual dividend growth through 2021; forecast midyear rate base through 2021; expected compound annual growth rate in rate base through 2019; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; forecast gross consolidated and segmented capital expenditures for 2017 and from 2017 to 2021; the nature, timing and expected costs of certain capital projects including, without limitation, expansions of the Tilbury liquefied natural gas, or LNG, facility, ITC Multi-Value Projects, the 34.5 to 69 kilovolt Conversion Project, the Gas Main Replacement Program, the Lower Mainland System Upgrade, the Pole Management Program, the pipeline expansion to the Woodfibre LNG site, the Wataynikaneyap Project, the Lake Erie Connector Project, community-scale solar projects in Arizona and utility-scale solar projects in Turks and Caicos Islands; the expectation that our capital expenditure program will support continuing growth in earnings and dividends; expected consolidated fixed term debt maturities and repayments in 2017 and over the next five years; the expectation that we and our utilities will have reasonable access to long-term capital in 2017; the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows; the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of cash from operations, borrowings under credit facilities, equity injections from us and long term debt offerings; the expectation that borrowings under credit facilities may be required from time to time to support seasonal working capital requirements; the expectation that cash required from us to support subsidiary capital expenditure programs and finance acquisitions will be derived from a combination of borrowings under our committed corporate credit facility and proceeds from the issuance of our common shares, preference shares and long-term debt and advances from minority investors; the expectation that borrowings under our committed credit facility may be required from time to time to support the servicing of debt and payment of dividends; the expectation that maintaining the targeted capital structure of our regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future; the intent of management to refinance certain borrowings under our long-term committed credit facilities with long-term permanent financing; the expectation that we will remain compliant with debt covenants throughout 2017; the expectation that we may enter into forward foreign exchange contracts and utilize certain derivatives as cash flow hedges of our exposure to foreign currency risk to a greater extent than in the past; the expectation that long-term debt will not be settled prior to maturity; the expectation that any liability from current legal proceedings and claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows; the expectation that the ITC shareholder litigation settlement, if approved, will not have a significant impact on the financial condition or results of operations of ITC; Tucson Electric Power Company's, or TEP's, expected share of mine reclamation costs; the expectation that any increases or decreases in defined benefit net pension cost at the regulated utilities for 2017 will be recovered from or refunded to customers in rates; the expectation that the adoption of future accounting pronouncements will not have a material impact on our consolidated financial statements; the expectation that our 2017 results will benefit from the acquisition of ITC, the TEP general rate case and growth of the underlying business; the expectation that allocated revenues recognized by ITC from Canadian entities reserving transmission over the Ontario or Manitoba interface are not expected to be material; the expectation that TEP has sufficient generating capacity to satisfy the requirements of its customer base and meet future peak demand requirements; the expectation that changes in energy supply costs may increase electricity prices in a manner that adversely affects Newfoundland Power Inc.'s sales; the expectation that the Corporation's utilities will continue to seek recovery of prudently incurred compliance costs; and the expectation of regulatory stability at our utilities in the near-term.

        The forecasts and projections that make up the forward-looking information included in this Prospectus Supplement and the Prospectus are based on assumptions which include, but are not limited to: the expected timing and completion of the Waneta Acquisition; the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of our capital projects; the realization of additional opportunities including natural gas related infrastructure and generation; our board of directors exercising its discretion to declare dividends, taking into account our business performance and financial condition; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant changes in tax laws; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect us or our subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; the continued tax deferred treatment of earnings from our Caribbean operations; continued maintenance of information technology infrastructure and no material breach of cyber-security; continued

favourable relations with First Nations; favourable labour relations; that we can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

        The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: risk associated with the uncertainty of the completion of the Waneta Acquisition and timing thereof; the risk that British Columbia Hydro and Power Authority, or BC Hydro, exercises its pre-emptive right; interloper risk; the risk that conditions precedent to the acquisition may not be satisfied; uncertainty regarding the outcome of regulatory proceedings at our utilities; uncertainty of the impact a continuation of a low interest rate environment may have on the allowed rate of return on common shareholders' equity at our regulated utilities; the impact of fluctuations in foreign exchange rates; uncertainty related to proposed tax reform in the U.S.; risk associated with the impacts of less favourable economic conditions on our results of operations; risk that the expected benefits of the acquisition of ITC may fail to materialize, or may not occur within the time periods anticipated; risk associated with our ability to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC and the Public Company Accounting Oversight Board; risk associated with the completion of our 2017 capital expenditures plan, including completion of major capital projects in the timelines anticipated and at the expected amounts; and uncertainty in the timing and access to capital markets to arrange sufficient and cost-effective financing to finance, among other things, capital expenditures and the repayment of maturing debt. For additional information with respect to our risk factors and risk factors relating to the New Notes, reference should be made to the section of this Prospectus Supplement entitled "Risk Factors", the section of the Prospectus entitled "Risk Factors", to the documents incorporated herein and therein by reference and to our continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and with the SEC.

        All forward-looking information in this Prospectus Supplement, the Prospectus and in the documents incorporated herein and therein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the exchange offer. The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:

  (a)
  our Annual Information Form dated February 15, 2017, for the fiscal year ended December 31, 2016;

  (b)
  our audited comparative consolidated financial statements as at December 31, 2016 and 2015 and for the fiscal years then ended, together with the notes thereto, or the Annual Financial Statements, and the auditors' report thereon dated February 15, 2017;

  (c)
  our Management Discussion and Analysis of financial condition and results of operations dated February 15, 2017 for the fiscal year ended December 31, 2016, or the Annual MD&A;

  (d)
  our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2017, together with the notes thereto;

  (e)
  our Management Discussion and Analysis of financial condition and results of operations as at and for the three months ended March 31, 2017;

  (f)
  our Management Information Circular dated March 17, 2017 prepared in connection with our annual and special meeting of shareholders held on May 4, 2017, or the Management Information Circular; and

  (g)
  our Business Acquisition Report dated November 23, 2016 with respect to the acquisition of ITC completed on October 14, 2016, or the ITC Business Acquisition Report.

        Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report and any prospectus supplements disclosing additional or updated information, subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the exchange offer, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus.

        Documents or information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of this Prospectus Supplement and prior to the termination or completion of the exchange offer shall be deemed to be incorporated by reference into this Prospectus Supplement and as exhibits to the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the exchange offer shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the exchange offer we may incorporate by reference into this Prospectus Supplement information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein. Our reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering, Analysis, and Retrieval system, or EDGAR, which can be accessed at www.sec.gov.

        Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Prospectus except as so modified or superseded.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Copies of the documents incorporated in this Prospectus Supplement and the Prospectus by reference may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, which can be accessed at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus Supplement or the Prospectus and is not, and should not be considered to be, a part of this Prospectus Supplement or the Prospectus unless it is explicitly so incorporated.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., or MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. The documents that we file with or furnish to the SEC are electronically available on EDGAR and can be accessed at www.sec.gov.

        We have filed with the SEC a registration statement on Form F-10 (File No. 333-214787) under the Securities Act with respect to the New Notes offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with applicable Canadian securities laws and the rules and regulations of the SEC. For further information with respect to us and the exchange offer, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

PRESENTATION OF FINANCIAL INFORMATION

        Financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus Supplement and the Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

        This Prospectus Supplement contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on May 29, 2017 was C$1.3446 = US$1.00.

	Period End	Average(1)	Low	High
	(C$ per US$)
Year ended December 31,
2016	1.3427	1.3248	1.2544	1.4589
2015	1.3840	1.2787	1.1728	1.3990
Quarter ended March 31, 2017	1.3322	1.3238	1.3004	1.3505

(1)
The average of the noon buying rates during the relevant period.

FORTIS

        We are principally an international electric and gas utility holding company, with total assets of approximately $48 billion as at March 31, 2017 and revenue totaling approximately $6.8 billion for the year ended December 31, 2016 and $2.3 billion for the three month period ended March 31, 2017. Our electricity systems met a combined peak demand of 33,021 megawatts, or MW, in 2016 and 23,919 MW in the first quarter of 2017, and our gas distribution systems met a peak day demand of 1,586 terajoules, or TJ, in 2016 and 1,567 TJ in the first quarter of 2017. Our more than 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

RECENT DEVELOPMENTS

        On May 11, 2017, we entered into an agreement with Teck Resources Limited, or Teck, to acquire a two-thirds ownership interest in the Waneta Dam and related transmission assets in British Columbia, Canada, from Teck for a purchase price of $1.2 billion, subject to certain adjustments. The Waneta Acquisition will be funded by a combination of cash on hand, debt and equity. Waneta is a renewable energy facility located in an area central to our overall operations in British Columbia. FortisBC Inc., our subsidiary, currently operates and maintains Waneta. Under the purchase agreement, Teck will be granted a 20-year lease to use the two-thirds interest in Waneta to be acquired by us to produce power for its industrial operations in Trail, British Columbia. BC Hydro, the owner of the remaining one-third ownership interest in Waneta, has a right of first offer in respect of the sale by Teck and will have 60 days to elect either to purchase Teck's two-thirds interest in the dam or to waive this right. Closing of the Waneta Acquisition will also be subject to certain customary conditions, including receipt of certain approvals and consents from Canadian and U.S. governmental authorities, and is expected to occur in the fourth quarter of 2017.

SUMMARY OF THE EXCHANGE OFFER

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein. All capitalized terms used but not defined in this summary are defined under the heading "Glossary". See"Description of the New Notes" and "Description of the Indenture".

Issuer:	Fortis Inc.
Exchange Offer:	We will exchange your Initial 2021 Notes for a like aggregate principal amount of New 2021 Notes and your Initial 2026 Notes for a like aggregate principal amount of New 2026 Notes.
Notes Offered:	US$500,000,000 aggregate principal amount of 2.100% notes due 2021 and US$1,500,000,000 aggregate principal amount of 3.055% notes due 2026.
Interest Payment Dates:

Payable semi-annually in arrears on April 4 and October 4 of each year for each series of New Notes. The first interest payment date for the Initial Notes was April 4, 2017. The first interest payment date for the New Notes will be October 4, 2017.

Summary of Terms of the New Notes:	The terms of the New Notes of each series are substantially identical to the terms of the Initial Notes of such series except that the New Notes:
	(a)	will be registered under the Securities Act, and therefore will not contain restrictions on transfer;
	(b)	will not contain provisions relating to any increase in annual interest rate or the special mandatory redemption (which is no longer applicable);
	(c)	will bear different CUSIP numbers from the Initial Notes of the respective series; and
	(d)	will not entitle their holders to registration rights.
Resale of New Notes:

Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the Securities Act if you:

	(a)	are not our affiliate, under Rule 405 of the Securities Act;
	(b)	are acquiring such New Notes in the ordinary course of your business; and
	(c)	are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you.

If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this Prospectus Supplement and the accompanying Prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates.

If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the Securities Act, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. See "Exchange Offer — Resale of New Notes" and "Plan of Distribution".

You should read the discussion under the heading "Exchange Offer" for further information regarding the exchange offer and resale of the New Notes.
Registration Rights Agreement:	We have undertaken this exchange offer pursuant to the terms of the Registration Rights Agreement. See "Exchange Offer".
Consequences of Failure to Exchange Initial Notes:	You will continue to hold Initial Notes that remain subject to their existing transfer restrictions if:
(a) you do not tender your Initial Notes; or
(b) you tender your Initial Notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the Initial Notes after we consummate the exchange offer. See "Exchange Offer — Consequences of Failure to Exchange," "Exchange Offer — Terms of the Exchange Offer" and "Exchange Offer — Procedures for Tendering".

Expiration Date:

The "expiration date" for the exchange offer is 5:00 p.m., New York City time, on June 28, 2017, unless we extend it, in which case "expiration date" means the latest date and time to which the exchange offer is extended. See "Exchange Offer — Expiration Date; Extensions; Amendments".

Interest on the New Notes:

The New 2021 Notes will accrue interest at a rate of 2.100% per annum from and including the last interest payment date on which interest has been paid on the Initial 2021 Notes. No additional interest will be paid on the Initial 2021 Notes tendered and accepted for exchange.

The New 2026 Notes will accrue interest at a rate of 3.055% per annum from and including the last interest payment date on which interest has been paid on the Initial 2026 Notes. No additional interest will be paid on the Initial 2026 Notes tendered and accepted for exchange.

Conditions to the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. See "Exchange Offer — Conditions".

Procedures for Tendering Initial Notes:

If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of your Initial Notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this Prospectus Supplement and in the relevant letter of transmittal. See "Exchange Offer — Procedures for Tendering" and "Exchange Offer — Guaranteed Delivery Procedures".

Guaranteed Delivery Procedures:

If you wish to tender your Initial Notes, but cannot properly do so prior to the expiration date, you may tender your Initial Notes in accordance with the guaranteed delivery procedures described in "Exchange Offer — Guaranteed Delivery Procedures".

Withdrawal Rights:

Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date. See "Exchange Offer — Withdrawal Rights".

Acceptance of Initial Notes and Delivery of New Notes:

Subject to certain conditions, any and all Initial Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See "Exchange Offer — Terms of the Exchange Offer".

U.S. Federal Income Tax Considerations:	The exchange of the Initial Notes for the New Notes will not constitute a taxable exchange for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations".
Use of Proceeds:	We will not receive any proceeds from the exchange offer.
Exchange Agent:	The Bank of New York Mellon is serving as the exchange agent.
Ranking:

The New Notes will be our direct, unsecured and unsubordinated debt obligations, ranking equally in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness.

Optional and Tax Redemption:

We may redeem the New 2021 Notes and the New 2026 Notes in whole or in part and from time to time, at any time before September 4, 2021, in respect of the New 2021 Notes, and July 4, 2026, in respect of the New 2026 Notes, in each case, at the prices described in this Prospectus Supplement. See "Description of the New Notes — Optional Redemption".

If, as a result of certain tax law changes, we would be obligated to pay Additional Amounts (as defined in "Description of the Indenture — Additional Amounts") in respect of withholding taxes, we may redeem the New Notes in whole, but not in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, and all additional amounts, if any, then due or becoming due on the redemption date. See "Description of the Indenture — Redemption upon Changes in Withholding Taxes".

Additional Amounts:

All payments with respect to the New Notes will be made free and clear of and without withholding or deduction for or on the account of any present or future taxes, duties or other governmental charges unless required by law. Subject to certain exceptions, in the event an applicable withholding agent is required to withhold or deduct any amount for taxes imposed by a Relevant Taxing Jurisdiction (as defined in "Description of the Indenture — Additional Amounts") from any payment made with respect to the New Notes, we will pay such additional amounts as may be necessary so that the net amount received by the holders of the New Notes after withholding or deduction (including any withholding or deduction attributable to the additional amounts) will equal the amount that would have been received in the absence of such withholding or deduction. See "Description of the Indenture — Additional Amounts."

Form:

Each series of the New Notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of its nominee. See "Description of the Indenture — Global Securities" and "Book-Entry Only System".

Governing Law:	The Indenture (as defined below) is, and the New Notes are or will be, governed by and construed in accordance with the laws of the State of New York.
Risk Factors:	Investing in the New Notes involves certain risks that should be carefully considered. See the "Risk Factors" section of the Prospectus, as well as "Risk Factors" in this Prospectus Supplement.

RISK FACTORS

        An investment in the New Notes offered hereby involves certain risks. You should carefully consider the risk factors described under:

  (a)
  the heading "Business Risk Management" found on pages 37 to 49 of the Annual MD&A;

  (b)
  note 32 "Financial Risk Management" found on pages 66 to 69 of the Annual Financial Statements;

  (c)
  "Schedule A — Risk Factors" to the ITC Business Acquisition Report; and

  (d)
  the heading "Item 1A. Risk Factors" found on pages 48 to 51 of "Schedule B — ITC Interim Financial Statements and MD&A" to the ITC Business Acquisition Report, which include certain risks that relate to the business and operations of ITC, each of which is incorporated by reference herein, and under the heading "Risk Factors" found on pages 23 to 25 of the accompanying Prospectus. In addition, you should carefully consider, in light of your own financial circumstances, the risk factors set out below which relate to the New Notes, as well as the other information contained in this Prospectus Supplement, the Prospectus, the documents incorporated by reference herein and therein and in all subsequently filed documents incorporated by reference, before making a decision to participate in the exchange offer.

Risks Related to the New Notes

Changes in our credit ratings may adversely affect the value of the New Notes

        There can be no assurance that the credit ratings assigned to the New Notes will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by one or more of the rating agencies if, in such rating agency's judgment, circumstances so warrant.

        Credit rating agencies evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the New Notes and increase our corporate borrowing costs.

The Indenture does not limit the amount of debt we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the New Notes

        The Indenture under which the New Notes will be issued does not limit the amount of debt that we or our subsidiaries may incur, including secured debt. The Indenture does not contain any financial covenants or other provisions that would afford the holders of the New Notes any substantial protection in the event we participate in a highly leveraged transaction. In addition, the Indenture does not limit our ability to pay dividends, make distributions or repurchase our common shares. As a result of the foregoing, when evaluating the terms of the New Notes, you should be aware that the terms of the Indenture and the New Notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the New Notes.

We may be unable to generate the cash flow to service our debt obligations, including the New Notes

        We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the New Notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Based upon current levels of operations, we believe cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the New Notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the New Notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or incur additional indebtedness on terms acceptable to us, or at all.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and ability to operate our business and make payments on the New Notes

        The New Notes will be our direct, unsecured and unsubordinated debt obligations, ranking equally in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. As of March 31, 2017, on a pro forma basis after giving effect to the changes in long-term debt, capital lease and finance obligations from March 31, 2017 up to and including May 29, 2017, our consolidated indebtedness would have been an estimated $22.6 billion.

        If we incur any additional obligations that rank equally with the New Notes, the holders of those obligations will be entitled to share ratably with the holders of the New Notes and our previously issued senior indebtedness in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the New Notes then outstanding would remain unpaid.

The New Notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets

        The New Notes are not secured by any of our assets. The Indenture governing the New Notes does not contain any restrictions on the amount of additional indebtedness that we or our subsidiaries may incur, including with respect to secured debt. If we incur any secured debt, our assets will be subject to prior claims by our secured creditors. If we become insolvent or are liquidated, or if payment under any agreements governing any secured debt is accelerated, the lenders under our secured debt agreements would be entitled to exercise the remedies available to a secured lender. Accordingly, the lenders would have a prior claim on our assets to the extent of their liens, and it is possible that there would be insufficient assets remaining from which claims of the holders of these New Notes can be satisfied. The New Notes will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. As of March 31, 2017, we had approximately $4.1 billion of secured obligations.

The New Notes are structurally subordinated to any indebtedness of our subsidiaries, and we may be unable to generate cash flow to service our debt obligations if our subsidiaries are unable to distribute cash to us or repay loans from us

        The New Notes will also be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries. As of March 31, 2017, on a pro forma basis after giving effect to the changes in long-term debt, capital lease and finance obligations from March 31, 2017 up to and including May 29, 2017, our subsidiaries would have had approximately $17.3 billion of indebtedness. We are a holding company and, as such, have no revenue-generating operations of our own other than our capital raising activities. We are largely dependent on the financial results of our subsidiaries and the related cash payments from these subsidiaries. We periodically rely on external financings to provide the cash that is necessary to make future investments, service debt incurred by us, pay administrative costs and pay dividends. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including, among others, their operating expenses and obligations to creditors. Furthermore, our utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital to them. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, in the event of a subsidiary's liquidation or reorganization, our right to participate in a distribution of assets is subject to the prior claims of the subsidiary's creditors. As a result, our ability to generate cash flow to service our debt obligations is reliant on the ability of our subsidiaries to generate sustained earnings and cash flows and to pay dividends and repay loans.

Our existing credit facilities contain, and agreements that we may enter into in the future may contain, covenants that could restrict our financial flexibility

        Our existing credit facility, and the credit facilities of our subsidiaries, contains covenants imposing certain requirements on our business, including covenants regarding the ratio of indebtedness to total capitalization. Furthermore, our subsidiaries periodically issue long-term debt, historically consisting of both secured and unsecured indebtedness. These third-party debt agreements contain covenants that may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our and our utilities' current business, including restricting our ability to finance future operations and capital needs and limiting our subsidiaries' ability to engage in other business activities. Other covenants place or could place restrictions on our and our utilities' ability to among other things:

  (a)
  incur additional debt;

  (b)
  create liens;

  (c)
  enter into transactions with affiliates;

  (d)
  sell or transfer assets; and

  (e)
  consolidate or merge.

        Agreements we and our operating subsidiaries enter into in the future may also have similar or more restrictive covenants, especially if the general credit market deteriorates. A breach of any covenant in the existing credit facilities or the agreements governing our other indebtedness would result in an event of default. Certain events of default may trigger automatic acceleration of payment of the underlying obligations or may trigger acceleration of payment if not remedied within a specified period. Events of default under one agreement may trigger events of default under other agreements, although our regulated utilities are not subject to the risk of default of affiliates. If payments are accelerated as a result of an event of default, the principal and interest on such borrowing would become due and payable immediately. If that should occur, we may not be able to make all of the required payments or borrow sufficient funds to refinance the accelerated debt obligations. Even if new financing was then available, it may not be on terms that are acceptable to us.

Investors in the Notes located outside of Canada may have difficulties enforcing civil liabilities

        We are organized under the laws of the province of Newfoundland and Labrador, Canada. Moreover, the majority of our directors and officers, as well as certain of the experts named in this Prospectus Supplement, are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of their assets and a substantial portion of our assets are located outside of the United States. In accordance with the terms of the Indenture, we have agreed to accept service of process in any suit, action or proceeding with respect to the Indenture or the Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of the Notes to effect service of process within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada against us or our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Changes in interest rates may cause the market price or value of the New Notes to change

        Prevailing interest rates will affect the market price or value of the New Notes. Assuming all other factors remain unchanged, the market price or value of the New Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Risk of Optional Redemption

        We may elect to redeem the New Notes prior to their maturity, in whole or in part, at any time or from time to time, especially when prevailing interest rates are lower than the rate borne by the New Notes. If prevailing interest rates are lower than the interest rate borne by the New Notes at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is at least equal to the interest rate on the New Note being redeemed. See "Description of the New Notes — Optional Redemption".

Canadian bankruptcy and insolvency laws may impair the Trustees' ability to enforce remedies under the Indenture governing the New Notes or the New Notes themselves

        The rights of the Trustees who represents the holders of the New Notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

        The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies' Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the New Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the Trustees could exercise their rights under the Indenture governing the New Notes or whether and to what extent holders of the New Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the Trustees.

Risks Related to the Exchange Offer

If you do not exchange your Initial Notes for New Notes, they will continue to be restricted securities and may become less liquid

        If you do not exchange your Initial Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Initial Notes. The restrictions on transfer of your Initial Notes arise because we issued the Initial Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Initial Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements.

        Because we anticipate that most holders of Initial Notes will elect to exchange their Initial Notes, we expect that the liquidity of the market for any Initial Notes remaining after the completion of the exchange offer will be substantially limited. Any Initial Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the Initial Notes outstanding. Following the exchange offer, if you do not tender your Initial Notes you generally will not have any further registration rights, and your Initial Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Initial Notes could be adversely affected.

If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes

        We will issue the New Notes in exchange for the Initial Notes only after we have timely received your Initial Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Initial Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities in the tender of Initial Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on June 28, 2017, or on a later extended date and time as determined by us.

The New Notes may not be freely tradeable by you

        Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the Securities Act if you: (a) are not our affiliate, under Rule 405 of the Securities Act; (b) are acquiring such New Notes in the ordinary course of your business; and (c) are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you. If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this Prospectus Supplement and the accompanying Prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates. If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the Securities Act, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. See "Exchange Offer — Resale of New Notes" and "Plan of Distribution".

Active trading markets for the New Notes may not develop

        There is no existing trading market for the New Notes. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the New Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the New Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the New Notes, your ability to sell the New Notes or the price at which you will be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the New Notes, if any, and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

  (a)
  the number of holders of the New Notes;

  (b)
  the interest of securities dealers in making a market for the New Notes;

  (c)
  our credit ratings with major credit rating agencies; and

  (d)
  the level, direction and volatility of market interest rates generally.

 EXCHANGE OFFER

        In connection with the issuance of the Initial Notes, we entered into the Registration Rights Agreement with Goldman, Sachs & Co. as the representative of Goldman, Sachs & Co., MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC, each in their capacity as an initial purchaser of the Initial Notes, or the Initial Purchasers. The following contains a summary of the provisions of the Registration Rights Agreement and does not contain all of the information that may be important to an investor in the New Notes. We refer you to the Registration Rights Agreement, a copy of which was furnished to the SEC via EDGAR as Exhibit 99.9 to our report on Form 6-K dated November 23, 2016 and can be accessed at www.sec.gov and was filed on SEDAR on November 23, 2016 and can be accessed at www.sedar.com.

Exchange Offer Registration

        Under the Registration Rights Agreement, we agreed, for the benefit of the holders of the Initial Notes, to use our commercially reasonable efforts to (1) no earlier than the last to occur of (i) the day after the closing date of our acquisition of ITC, (ii) the filing of our management information circular for our 2017 annual general meeting and (iii) four months and one day after the closing date of our issuance of the Initial Notes and no later than 270 days after the closing date of our acquisition of ITC, file with the SEC a registration statement with respect to a registered offer to exchange the New Notes for the Initial Notes and (2) cause the registration statement to become or be declared effective under the Securities Act no later than 365 days after the closing date of our acquisition of ITC.

        Under the Registration Rights Agreement, we may use any appropriate form of registration statement available to us to register the offer and issuance of the New Notes in exchange for the Initial Notes under the Securities Act, including by filing with the SEC a prospectus supplement to a short form base shelf prospectus qualified by a registration statement on Form F-10. We have determined to register the exchange offer and the issuance of the New Notes under the Securities Act by utilizing an existing effective registration statement on Form F-10 dated November 30, 2016 (File No. 333-214787), of which this Prospectus Supplement and the accompanying Prospectus form a part.

        The New Notes will be issued under the Indenture, as described herein under "Description of the Indenture". Promptly (but no later than 10 business days) following the filing of this Prospectus Supplement, we intend to commence an exchange offer whereby we will offer the New Notes in exchange for surrender of the Initial Notes. We will keep the exchange offer open for at least 20 business days after the date notice of the exchange offer is mailed to the noteholders, or longer if required by applicable law.

        As used in this Prospectus Supplement, "business day" means, with respect to the Notes, any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York, New York, Toronto, Ontario and our corporate headquarters in St. John's, Newfoundland and Labrador, Canada are authorized or required by law, regulation or executive order to close, or a day on which the corporate trust office of a Trustee is closed for business.

Resale of New Notes

        Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the Securities Act if you:

  (a)
  are not our affiliate, under Rule 405 of the Securities Act;

  (b)
  are acquiring such New Notes in the ordinary course of your business; and

  (c)
  are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you.

        We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the New Notes as it has in such no-action letters.

        Each holder of Initial Notes who wishes to exchange such Initial Notes for New Notes in the exchange offer will be required to make representations that:

  (a)
  it is not our "affiliate", as defined in Rule 405 under the Securities Act, or if it is such an "affiliate", it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

  (b)
  it has no arrangements or understandings with any person to participate in the distribution of the New Notes within the meaning of the Securities Act; and

  (c)
  any New Notes to be received by it will be acquired in the ordinary course of its business.

        If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this Prospectus Supplement and the accompanying Prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates.

        If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the Securities Act, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. See "Plan of Distribution".

        Each holder of Initial Notes, whether or not it is a broker-dealer, will also be required to represent that it is not acting on behalf of any person that could not truthfully and completely make any of the foregoing acknowledgements and representations. If a holder of Initial Notes is unable to make the foregoing acknowledgements and representations, such holder cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Shelf Registration

        In the event that (i) on or prior to the time the exchange offer is completed, existing law or interpretations of the staff of the SEC are changed such that the New Notes received by holders in the exchange offer for the Initial Notes are not or would not be, upon receipt, transferable by each such holder without restriction under the Securities Act, (ii) this Prospectus Supplement is not filed with the SEC within 365 days following the closing date of our acquisition of ITC and the exchange offer has not been completed within 30 business days of such date or (iii) any noteholder notifies us prior to the 20th business day following the completion of the exchange offer that: (A) it was prohibited by law or SEC policy from participating in the exchange offer, (B) it may not resell the New Notes to the public without delivering a prospectus, and this Prospectus Supplement is not appropriate or available for such resales, (C) it is a broker-dealer and owns Notes acquired directly from us or any of our affiliates or (D) it is our affiliate, we will use our commercially reasonable efforts to file a shelf registration statement relating to resales of the Registrable Securities (as defined in the Registration Rights Agreement) within 60 days after such filing obligation arises (but in any case no earlier than 270 days after the closing date of our acquisition of ITC) and to cause such shelf registration statement to become or be declared effective no later than 180 days after such filing obligation arises and to remain effective (except during certain Suspension Periods (as defined in the Registration Rights Agreement)) until the earlier of (x) such time as there are no longer any Registrable Securities outstanding, and (y) the second anniversary after the shelf registration statement becomes effective. No Suspension Period shall be any longer than 60 consecutive days and there shall be no more than two Suspension Periods in any single calendar year.

        In the event we file such a shelf registration statement, we will (i) use our commercially reasonable efforts to mail a notice of registration statement and questionnaire to the holders of the Initial Notes not less than

30 days prior to the anticipated time and date as of which the SEC declares such shelf registration statement effective or as of which such shelf registration statement otherwise becomes effective pursuant to the Securities Act, and (ii) provide copies of the prospectus that is part of that shelf registration statement to each noteholder that has returned to us a completed and signed notice of registration statement and questionnaire, notify each such noteholder when such shelf registration statement has become effective and take certain other actions to permit resales of the notes. A noteholder that sells Initial Notes under the shelf registration statement generally will be required to make certain representations to us (as described in the Registration Rights Agreement), to be named as a selling security holder in the related prospectus, and will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a noteholder (including certain indemnification obligations). Under applicable interpretations of the staff of the SEC, our affiliates will not be permitted to exchange their Initial Notes for New Notes in the exchange offer.

Additional Interest

        Under the Registration Rights Agreement, we are required to pay additional interest on the Initial Notes if one of the following registration defaults occurs: (1) we have not filed (A) this Prospectus Supplement with the SEC within 270 days after the closing date of our acquisition of ITC or (B) a shelf registration statement within 60 days after such filing obligation arises under the Registration Rights Agreement (but in any case no earlier than 270 days after the closing date of our acquisition of ITC); (2) if a shelf registration statement is filed under the Registration Rights Agreement, such shelf registration statement has not become or been declared effective within 180 days after such filing obligation arises under the Registration Rights Agreement; (3) the exchange offer pursuant to this Prospectus Supplement is not completed within 30 business days after the date on which this Prospectus Supplement was filed; or (4) (A) the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part is withdrawn by us or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement or (B) a shelf registration statement filed by us with the SEC in accordance with the Registration Rights Agreement and declared effective is thereafter withdrawn by us or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such shelf registration statement and, in either case, such registration statement is not succeeded immediately by an additional registration statement that is filed by us with the SEC and declared effective.

        If a registration default occurs with respect to the Registrable Securities, then, as liquidated damages for such registration default, additional interest shall accrue on all Registrable Securities at a rate of 0.25% per annum for the first 90 days of such registration default period, and at a rate of 0.50% per annum for the remaining portion of such registration default period. Any additional interest will cease to accrue on the Registrable Securities when the registration default is cured. Any amounts of additional interest due will be payable in cash on the same original interest payment dates as interest on the Initial Notes is payable.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this Prospectus Supplement and in the letter of transmittal, all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer will be accepted for exchange. New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of the respective series accepted in the exchange offer. This Prospectus Supplement and the accompanying Prospectus, together with the letter of transmittal, is being sent to all holders as of the date of this Prospectus Supplement.

        The form and terms of the New Notes are the same as the form and terms of the Initial Notes except that the New Notes:

  (a)
  will be registered under the Securities Act, and therefore will not contain restrictions on transfer;

  (b)
  will not contain provisions relating to any additional interest, as described under "— Additional Interest", or the special mandatory redemption (which is no longer applicable);

  (c)
  will bear different CUSIP numbers from the Initial Notes of the respective series; and

  (d)
  will not entitle their holders to registration rights.

        The New Notes will evidence the same debt as the Initial Notes of the related series and will be entitled to the benefits of the Indenture.

        As of the date of this Prospectus Supplement, US$500,000,000 aggregate principal amount of the Initial 2021 Notes were outstanding and US$1,500,000,000 aggregate principal amount of the Initial 2026 Notes were outstanding.

        We will be deemed to have accepted validly tendered Initial Notes when, as and if we have given written notice thereof to The Bank of New York Mellon, the exchange agent. The exchange agent will act as agent for the tendering holders of Initial Notes for the purpose of receiving the New Notes from us and delivering the New Notes to such holders.

        Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or the payment of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        If any tendered Initial Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this Prospectus Supplement or otherwise, the certificates for any unaccepted Initial Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date of the exchange offer. See "— Procedures for Tendering".

        The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under "— Conditions".

Expiration Date; Extensions; Amendments

        The term "expiration date" will mean 5:00 p.m., New York City time, on June 28, 2017, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended. Under the Registration Rights Agreement, we are required to complete the exchange offer not more than 30 business days following the commencement of the exchange offer.

        To extend the expiration date, we will notify the exchange agent of any extension by written notice and will notify the registered holders of the Initial Notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  (a)
  to delay accepting any Initial Notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "— Conditions" have not been satisfied, by giving written notice of any delay, extension or termination to the exchange agent, or

  (b)
  to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision.

        Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the registered holders.

        Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

        Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Initial Note surrendered in exchange therefor. Interest on the New Notes is payable semi-annually on April 4 and October 4 of each year. The first interest payment date for the Initial Notes was April 4, 2017. The first interest payment date for the New Notes will be October 4, 2017. Unless a registration default occurs and we are required to do so under the Registration Rights Agreement, no additional interest will be paid on the Initial Notes tendered and accepted for exchange.

Procedures for Tendering

        Only a holder of Initial Notes may tender Initial Notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an "agent's message" in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the Initial Notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the Initial Notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "— Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the Initial Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Initial Notes that the participant has received and agrees: (1) to participate in DTC's Automated Tender Offer Program, or ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

        By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading "— Resale of New Notes". The tender by a holder and our acceptance thereof will constitute agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this Prospectus Supplement and in the letter of transmittal or agent's message.

        The method of delivery of Initial Notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or Initial Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

        Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., through a commercial bank or trust company having an office or correspondent in the United States or through an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, or an Eligible Institution, unless the Initial Notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of an Eligible Institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an Eligible Institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Initial Notes, the Initial Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the Initial Notes with the signature thereon guaranteed by an Eligible Institution.

        If the letter of transmittal or any Initial Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

        We understand that the exchange agent will make a request promptly after the date of this Prospectus Supplement to establish accounts with respect to the Initial Notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Initial Notes by causing DTC to transfer the Initial Notes into the exchange agent's account with respect to the Initial Notes in accordance with DTC's procedures for the transfer. Although delivery of the Initial Notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below under "— Guaranteed Delivery Procedures" are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular Initial Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Initial Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of Initial Notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Initial Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

        Holders who wish to tender their Initial Notes and (1) whose Initial Notes are not immediately available, (2) who cannot deliver their Initial Notes, the letter of transmittal or any other required documents to the exchange agent, or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

  (a)
  the tender is made through an Eligible Institution;

  (b)
  prior to the expiration date, the exchange agent receives from an Eligible Institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery setting forth the following:

  (i)
  the name and address of the holder, the certificate number(s) of the Initial Notes and the principal amount of Initial Notes tendered;

  (ii)
  stating that the tender is being made thereby; and

  (iii)
  guaranteeing that, within five New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the Initial Notes or a confirmation of book-entry transfer of the Initial Notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  (c)
  the properly completed and executed letter of transmittal or facsimile thereof, as well as the certificate(s) representing all tendered Initial Notes in proper form for transfer or a confirmation of book-entry transfer of the Initial Notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Initial Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this Prospectus Supplement, tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the letter of transmittal. Any notice of withdrawal must:

  (a)
  specify the name of the person having deposited the Initial Notes to be withdrawn;

  (b)
  identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes;

  (c)
  in the case of Initial Notes tendered by book-entry transfer, specify the number of the account at DTC to be credited;

  (d)
  contain a statement that such holder is withdrawing its election to have such Initial Notes exchanged;

  (e)
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Initial Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustees with respect to the Initial Notes register the transfer of the Initial Notes in the name of the person withdrawing the tender; and

  (f)
  specify the name in which any Initial Notes are to be registered, if different from the person who tendered such Initial Notes.

        All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly retendered. Any Initial Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof, or credited to an account maintained with DTC for the Initial Notes, without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described above under "— Procedures for Tendering" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, Initial Notes will not be required to be accepted for exchange, nor will New Notes be issued in exchange for any Initial Notes, and we may terminate or amend the exchange offer or, at our option, modify, extend or otherwise amend the exchange offer, if, because of any change in law, or applicable interpretations thereof by the SEC, we determine in our sole discretion that we are not permitted to effect the exchange offer. We have no obligation to, and will not knowingly, permit acceptance of tenders of Initial Notes from our affiliates or from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations thereof by the staff of the SEC or if the New Notes to be received by such holder or holders of Initial Notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of a substantial majority of all of the states of the

United States. Other than requirements under United States federal and state securities laws, we do not need to satisfy any regulatory requirements or obtain any regulatory approvals to conduct the exchange offer.

        If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the expiration date:

  (a)
  terminate the exchange offer and promptly return all tendered Initial Notes to the respective tendering holders; or

  (b)
  modify, extend or otherwise amend the exchange offer and retain all tendered New Notes until the expiration date, as extended, subject, however, to the withdrawal rights of holders.

        We will not accept for exchange any Initial Notes tendered, and no New Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or be in effect with respect to the registration statement of which this Prospectus Supplement constitutes a part. We are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest practicable date.

        In addition, subject to applicable law, we may in our absolute discretion terminate the exchange offer for any other reason.

Exchange Agent

        The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, copies of this Prospectus Supplement, the accompanying Prospectus or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent as provided in the letter of transmittal.

Fees and Expenses

        We will bear and pay promptly all expenses incident to our performance of, or compliance with, the Registration Rights Agreement. If any expenses incident to the performance of, or compliance with, our obligations under the Registration Rights Agreement are incurred, assumed or paid by any noteholder, we will reimburse such noteholder for such expenses so incurred, assumed or paid by such noteholder promptly after receipt of a request therefor. However, we will not reimburse any noteholder for any agency fees and commissions and underwriting discounts and commissions, if any, or transfer taxes, if any, attributable to the sale of the Notes, and the fees and disbursements of any counsel or other advisors or experts retained by any such noteholder, unless we are specifically required to do so under the Registration Rights Agreement.

        We will bear and pay all expenses of soliciting tenders. The principal solicitation is being made by mail, but additional solicitation may be made by telecopy, telephone or in person by our and our affiliates' officers and regular employees.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the Initial Notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be expensed as incurred.

Consequences of Failure to Exchange

        Holders of Initial Notes who do not exchange their Initial Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Initial Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. Except as may be required by the Registration Rights Agreement, we do not currently anticipate that we will register the Initial Notes under the Securities Act at any time following the expiration of the exchange offer. To the extent that Initial Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Initial Notes could be adversely affected. See "Risk Factors — Risks Related to the Exchange Offer — If you do not exchange your Initial Notes for New Notes, they will continue to be restricted securities and may become less liquid".

CAPITALIZATION

        The following table sets out our consolidated capitalization as of March 31, 2017. See "Changes in Share and Loan Capital Structure" in this Prospectus Supplement. The financial information set out below has been prepared in accordance with U.S. GAAP.

As at March 31, 2017 (unaudited)
(in millions of dollars)
Total debt, capital lease and finance obligations(1) (net of cash)	$22,141
Shareholders' equity
Common Shares	11,340
Preference shares	1,623
Additional paid-in capital	12
Accumulated other comprehensive income	653
Retained earnings	1,583
Non-controlling interests	1,851

Total capitalization	$39,203

(1)
Includes long-term debt, capital lease and finance obligations, including the current portion, and short-term borrowings.

CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE

        The following describes the changes in our share and loan capital structure from March 31, 2017 to May 29, 2017.

  (a)
  During the period from March 31, 2017 up to and including May 29, 2017, we issued an aggregate of 563,065 of our common shares in connection with issuances under our Stock Option Plan for aggregate consideration of approximately $18.5 million.

  (b)
  During the period from March 31, 2017 up to and including May 29, 2017, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt, increased by approximately $140 million, principally due to:

  (i)
  the issuance of 30-year US$200 million 4.16% secured first mortgage bonds of ITC;

  (ii)
  the repayment of credit facility borrowings of Fortis and various subsidiaries; and

  (iii)
  changes in foreign exchange rates over the period.

PRIOR SALES

        The following table summarizes our issuances of Initial Notes during the 12 months prior to the date of this Prospectus Supplement:

Date	Security	Principal Amount per Security	Weighted Average Issue Price per Security, as applicable	Number of Securities	Aggregate Principal Amount
October 4, 2016	2.100% Notes due 2021	$1,000.00	$997.45	500,000	$500,000,000
October 4, 2016	3.055% Notes due 2026	$1,000.00	$1,000.00	1,500,000	$1,500,000,000

EARNINGS COVERAGE RATIO

        In accordance with the requirements of the Canadian securities regulatory authorities, the consolidated earnings coverage ratios set out below have been calculated for the 12-month periods ended December 31, 2016 and March 31, 2017. Our interest requirements on all of our outstanding long-term debt, after giving effect to the issue of the New Notes to be exchanged under this Prospectus Supplement, amounted to $707 million and $794 million for the 12 months ended December 31, 2016 and the 12 months ended March 31, 2017, respectively. Our dividend requirements on all of our First Preference Shares for the 12 months ended December 31, 2016 and the 12 months ended March 31, 2017, adjusted to a before-tax equivalent, amounted to $90 million using an effective income tax rate of 16.9% and $89 million using an effective income tax rate of 19.5%, respectively. Our earnings before interest and income tax for the 12 months ended December 31, 2016 and the 12 months ended March 31, 2017 were $1,446 million and $1,715 million, respectively, which is 1.81 times and 1.94 times, respectively, our aggregate interest and dividend requirements for the periods.

        After giving pro forma effect to changes in long-term debt from March 31, 2017 up to and including May 29, 2017, our interest requirements on all of our outstanding long-term debt amounted to $715 million and $800 million for the 12 months ended December 31, 2016 and March 31, 2017, respectively, and our earnings before interest and income tax for the 12 months ended December 31, 2016 and March 31, 2017 were $1,446 million and $1,715 million, respectively, which is 1.79 times and 1.93 times, respectively, our aggregate interest and dividend requirements for the periods.

DESCRIPTION OF THE NEW NOTES

        The following is a summary of the principal terms and conditions of the New Notes and of the Indenture under which they will be issued. This description of the particular terms of the New Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities found in the Prospectus with respect to the New Notes being offered by this Prospectus Supplement. The description is intended to be only a summary of the material provisions of the New Notes and the Indenture and is qualified in its entirety by reference to all of the provisions of the New Notes and the Indenture. For full particulars, reference should be made to the Indenture.

General

        The following description of the terms of the New Notes summarizes certain general terms that will apply to the New Notes.

        The Initial 2021 Notes and the Initial 2026 Notes are each a separate series of senior debt securities issued, and the New 2021 Notes and the New 2026 Notes will each be a separate series of senior debt securities to be issued, under the indenture between us, The Bank of New York Mellon, or the U.S. Trustee, and BNY Trust Company of Canada, or the Canadian Co-Trustee, dated as of October 4, 2016, as supplemented from time to time, including by a first supplemental indenture, dated as of October 4, 2016, between us, the U.S. Trustee and the Canadian Co-Trustee, with respect to the Initial Notes. The indenture, as supplemented from time to time, is referred to as the Indenture. The U.S. Trustee and the Canadian Co-Trustee are each referred to as a Trustee and collectively as the Trustees.

        The New Notes will be issued in fully registered form without coupons in minimum denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. The Initial 2021 Notes were initially issued in an aggregate principal amount of US$500,000,000. The New 2021 Notes are our unsecured, unsubordinated debt obligations and will mature on October 4, 2021. The Initial 2026 Notes were initially issued in an aggregate principal amount of US$1,500,000,000. The New 2026 Notes are our unsecured, unsubordinated debt obligations and will mature on October 4, 2026. Payments of principal of, and interest and premium, if any, on the New Notes will be made in U.S. dollars. The New Notes are not subject to any sinking fund provision.

        We may from time to time, without the consent of existing holders of the New Notes, create and issue further notes having the same terms and conditions as the New Notes being offered hereby in all respects, except for the issue date, the issue price and, if applicable, the first payment of interest thereon and the initial interest accrual date. Additional notes issued in this manner will be consolidated with, and will form a single series with, any previously outstanding New Notes.

Ranking

        The New Notes will be our direct, unsecured and unsubordinated debt obligations, ranking equally in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The Indenture does not limit the amount of debt we or our subsidiaries may incur, including with respect to secured debt. See "Risk Factors — Risks Related to the New Notes — The Indenture does not limit the amount of debt we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the New Notes".

        The New Notes will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. As of March 31, 2017, on a pro forma basis after giving effect to the changes in long-term debt, capital lease and finance obligations from March 31, 2017 up to and including May 29, 2017, we had approximately $4.4 billion of secured obligations. See "Risk Factors — Risks Related to the New Notes — The New Notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets".

        The New Notes will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries. As of March 31, 2017, on a pro forma basis after giving effect to the changes in long-term debt, capital lease and finance obligations from March 31, 2017 up to and including May 29, 2017, our consolidated indebtedness would have been an estimated $22.6 billion, of which approximately $4.4 billion would have been secured indebtedness. As of March 31, 2017, on a pro forma basis after giving effect to the changes in long-term debt, capital lease and finance obligations from March 31, 2017 up to and including May 29, 2017, our subsidiaries would have had approximately $17.3 of indebtedness. See "Risk Factors — Risks Related to the New Notes — The New Notes are structurally subordinated to any indebtedness of our subsidiaries, and we may be unable to generate cash flow to service our debt obligations if our subsidiaries are unable to distribute cash to us or repay loans from us".

Interest and Payment

        The New 2021 Notes will mature on October 4, 2021 and will bear interest at the rate of 2.100% per annum from and including the most recent interest payment date to which interest has been paid or provided for on the Initial 2021 Notes, payable semi-annually in arrears on April 4 and October 4 of each year. The first interest payment date for the Initial 2021 Notes was April 4, 2017. The first interest payment date for the New 2021 Notes will be October 4, 2017.

        The New 2026 Notes will mature on October 4, 2026 and will bear interest at the rate of 3.055% per annum from and including the most recent interest payment date to which interest has been paid or provided for on the Initial 2026 Notes, payable semi-annually in arrears on April 4 and October 4 of each year. The first interest payment date for the Initial 2026 Notes was April 4, 2017. The first interest payment date for the New 2026 Notes will be October 4, 2017.

        Payments of principal of, and interest and premium, if any, on, the New Notes will be made in United States dollars.

        If a due date for the payment of interest or principal on the New Notes falls on a day that is not a business day, then the payment will be made on the next succeeding business day, and no interest will accrue on the amounts payable for the period from and after the original due date until the next business day. Interest will be paid to the person in whose name each New Note is registered at the close of business on the fifteenth calendar day next preceding each semi-annual interest payment date (whether or not a business day). Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Optional Redemption

New 2021 Notes

        At any time before September 4, 2021 (which is the date that is one month prior to the maturity of the New 2021 Notes, or the 2021 Par Call Date), we will have the right to redeem the New 2021 Notes, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the New 2021 Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the New 2021 Notes being redeemed that would be due if the New 2021 Notes matured on the 2021 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the New 2021 Notes being redeemed to, but excluding, such redemption date.

        At any time on or after September 4, 2021, we will have the right to redeem the New 2021 Notes, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the New 2021 Notes being redeemed plus accrued and unpaid interest on the principal amount of the New 2021 Notes being redeemed to, but excluding, such redemption date.

New 2026 Notes

        At any time before July 4, 2026 (which is the date that is three months prior to maturity of the New 2026 Notes, or the 2026 Par Call Date), we will have the right to redeem the New 2026 Notes, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the New 2026 Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the New 2026 Notes being redeemed that would be due if the New 2026 Notes matured on the 2026 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the New 2026 Notes being redeemed to, but excluding, such redemption date.

        At any time on or after July 4, 2026, we will have the right to redeem the New 2026 Notes, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the New 2026 Notes being redeemed plus accrued and unpaid interest on the principal amount of the New 2026 Notes being redeemed to, but excluding, such redemption date.

        For purposes of these redemption provisions with respect to each series of notes, the following terms have the following meanings:

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the applicable series of notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such applicable series of notes.

        "Comparable Treasury Price" means with respect to any redemption date for such series of notes, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if fewer than four of such Reference Treasury Dealer Quotations are obtained, the average of all such Reference Treasury Dealer Quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers appointed by us.

        "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Scotia Capital (USA) Inc. and Wells Fargo Bank, N.A., plus two other financial institutions appointed by us at the time of any redemption, or their respective affiliates or successors, each of which is a primary Government securities dealer in the United States, or a Primary Treasury Dealer; provided, however, that if any of the foregoing or their affiliates or successors shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Redemption Procedures

        Notice of any redemption will be given at least 30 days but not more than 60 days before the redemption date to each holder of the New Notes to be redeemed by mail or, as long as the New Notes of the applicable series are represented by one or more global securities, transmitted in accordance with DTC's procedures, to each registered holder of the New Notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue from and after the redemption date on the New Notes or portions of such New Notes called for redemption. In the event that any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

Sinking Fund

        There is no provision for a sinking fund applicable to the New Notes.

Consent to Jurisdiction and Service of Process

        Pursuant to the Indenture we have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, USA, as our agent for service of process in any suit, action or proceeding with respect to the Indenture brought in any U.S. federal or New York state court located in New York City and will submit to such jurisdiction.

Reports

        We will supply (without cost) to holders of the New Notes and the Trustees copies of the annual reports and quarterly reports and of any information, documents or reports that we are required to file with the SEC under Section 13 or Section 15(d) of the Exchange Act within 15 days after the same is filed with the SEC. See the section entitled "Where You Can Find Additional Information" of this Prospectus Supplement. Any documents filed by us with the SEC via EDGAR will be deemed to satisfy our delivery obligations to the holders of New Notes and the Trustees.

        If we are not required to file with the SEC, we will supply (without cost) to holders of the New Notes and the Trustees: (i) all annual and quarterly financial statements that we would have filed with the SEC on Form 40-F and Form 6-K pursuant to Section 13 or Section 15(d) of the Exchange Act as if we were required, as an MJDS-eligible issuer, to file with the SEC such financial statements; provided that such financial statements shall be prepared in accordance with U.S. GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies, and with respect to the annual financial statements only, including a report thereon by our certified independent accountants, plus, in each case, a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations on a consolidated basis, and (ii) all current reports that would be required to be filed with the SEC on Form 6-K if we were required to file such reports. We shall also make such reports available to prospective purchasers of the New Notes, securities analysts and broker-

dealers upon their request. Any documents posted on our public website under "Investor Relations" or a similar heading will be deemed to satisfy our delivery obligations to the holders of New Notes and the Trustees.

DESCRIPTION OF THE INDENTURE

        From time to time, we may issue debt securities, whether senior or subordinated, in one or more series under the Indenture. The Trustees under the Indenture are The Bank of New York Mellon in the United States and BNY Trust Company of Canada in Canada.

        We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under our debt securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses and we anticipate that certain of our subsidiaries will continue to do so in the future.

        Holders of our debt securities under the Indenture will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The New Notes will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The New Notes will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries. See "— The Indenture does not limit the amount of debt we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the New Notes", "— The New Notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets" and "— The New Notes are structurally subordinated to any indebtedness of our subsidiaries, and we may be unable to generate cash flow to service our debt obligations if our subsidiaries are unable to distribute cash to us or repay loans from us" in the section entitled "Risk Factors" in this Prospectus Supplement.

        The following description of the Indenture is only a summary and is not intended to be comprehensive and will be subject to, and is qualified in its entirety by reference to, the Indenture. A copy of the Indenture is available on EDGAR, which can be accessed at www.sec.gov, and on SEDAR, which can be accessed at www.sedar.com.

        The Indenture and the New Notes are governed by the laws of the State of New York.

General

        The Indenture does not limit the amount of debt securities, including New Notes, that we may issue thereunder. We may issue debt securities, whether senior or subordinated, from time to time under the Indenture in one or more series by entering into supplemental indentures or by our board of directors or a duly authorized committee authorizing the issuance. The debt securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. See "Risk Factors — Risks Related to the New Notes — The Indenture does not limit the amount of debt we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the New Notes".

Provisions Applicable to Particular Series

        A supplemental indenture and an offering circular (or, if required pursuant to applicable law, a corresponding prospectus supplement) for a particular series of debt securities being offered will disclose the specific terms related to the offering of such debt securities, including the price or prices at which the debt securities to be offered will be issued. Those terms may include some or all of the following:

  (a)
  the title of the series;

  (b)
  the total principal amount of the debt securities of the series;

  (c)
  the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

  (d)
  the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

  (e)
  any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

  (f)
  whether we may extend the interest payment periods and, if so, the terms of the extension;

  (g)
  the place or places where payments will be made;

  (h)
  whether we have the option to redeem the debt securities and, if so, the terms of our redemption option;

  (i)
  any obligation that we have to redeem the debt securities through a sinking fund or to purchase the debt securities through a purchase fund or at the option of the holder;

  (j)
  whether the provisions described under "— Satisfaction and Discharge, Defeasance and Covenant Defeasance" will not apply to the debt securities;

  (k)
  the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars, if applicable;

  (l)
  the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  (m)
  whether the debt securities will be issuable as global securities and, if so, the securities depositary;

  (n)
  any changes in the events of default or covenants with respect to the debt securities;

  (o)
  any index or formula used for determining principal, premium or interest;

  (p)
  the terms of the subordination of any series of subordinated debt;

  (q)
  if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

  (r)
  the person to whom any interest shall be payable if other than the person in whose name the debt security is registered on the regular record date for such interest payment; and

  (s)
  any other terms.

        We will issue the debt securities of each series only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange (excluding certain exchanges not constituting a transfer as set forth in the Indenture). Subject to the terms of the Indenture and the limitations of DTC and the Trustees applicable to global securities, transfers and exchanges of the debt securities may be made at The Bank of New York Mellon, 101 Barclay Street, New York, New York 10286 or at any other office we maintain for such purpose.

        The debt securities will be issuable in denominations of US$2,000 and any integral multiples of US$1,000. We may at any time deliver executed debt securities to the Trustees for authentication, and the Trustees shall authenticate such debt securities upon our written request and satisfaction of certain other conditions set forth in the Indenture.

        We may offer and sell the debt securities, including original issue discount debt securities, at a substantial discount below their principal amount.

Global Securities

        We may issue some or all of the debt securities as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. We will register each global security with or on behalf of a securities depositary. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

        As long as the securities depositary or its nominee is the registered holder of a global security representing debt securities, that person will be considered the sole owner and holder of the global security and the securities it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

  (a)
  may not have the global security or any debt securities registered in their names;

  (b)
  may not receive or be entitled to receive physical delivery of certificated debt securities in exchange for the global security; and

  (c)
  will not be considered the owners or holders of the global security or any debt securities for any purposes under the applicable securities or the related mortgage or indenture.

        We will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

        Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing debt securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of debt securities the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

  (a)
  the securities depositary, with respect to participants' interests; and

  (b)
  any participant, with respect to interests the participant holds on behalf of other persons.

        Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. Neither we nor the Trustees or any agent of any of us will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing debt securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Redemption

        We may redeem debt securities only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. That notice may state that the redemption will be conditional upon the Trustees, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those debt securities on the date fixed for redemption and that if the Trustees or the applicable paying agent does not receive those funds, the redemption notice will not apply, and we will not be required to redeem those debt securities. If less than all the debt securities of a series are to be redeemed, the particular debt securities to be redeemed shall be selected by the Trustees by such method as the Trustees shall deem fair and appropriate.

        We will not be required to:

  (a)
  issue, register the transfer of, or exchange any debt securities of a series during the fifteen (15) day period before the date the notice is mailed identifying the debt securities of that series that have been selected for redemption; or

  (b)
  register the transfer of or exchange any debt security of that series selected for redemption except the unredeemed portion of a debt security being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

        The Indenture provides that, except upon an event of default, we may consolidate or merge with or into, or convey or transfer all or substantially all of our properties and assets to, another corporation or other entity. Any successor must, however, assume our obligations under the Indenture and the debt securities issued under it, and we must deliver to the Trustees a statement by certain of our officers and an opinion of counsel that affirm compliance with all conditions in the Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for us under the Indenture, and we will be relieved of our obligations under the Indenture and the debt securities.

Additional Amounts

        All payments that we make under or with respect to debt securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (or collectively, taxes) imposed or levied by or on behalf of Canada or any other jurisdiction in which we are incorporated, organized or otherwise resident or engaged in or carrying on business for tax purposes or from or through which we or our paying agent makes any payment on the debt securities of such series, or by any political subdivision or taxing authority or agency thereof or therein, each, a Relevant Taxing Jurisdiction, unless withholding or deduction is then required by law. If we or any other applicable withholding agent are required to withhold or deduct any amount for or on account of taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the debt securities of any series, we will pay additional amounts, or the Additional Amounts, as may be necessary to ensure that the net amount received by each holder or beneficial owner of the debt securities of such series after such withholding or deduction (including any withholding or deduction attributable to the Additional Amounts) will be not less than the amount the holder or beneficial owner would have received if such taxes had not been required to be withheld or deducted.

        We will not, however, pay Additional Amounts in respect or on account of:

  (a)
  any taxes that would not have been imposed or levied but for a present or former connection (including, but not limited to, citizenship, nationality, residence, domicile, incorporation, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within such Relevant Taxing Jurisdiction) between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (other than any connection arising solely from the acquisition, ownership or disposition of the debt securities of any series, the receipt of payments under or with respect to the debt securities of any series, or the exercise or enforcement of rights under or with respect to the debt securities of any series or the Indenture);

  (b)
  any taxes that are imposed or withheld by reason of the failure of the holder or beneficial owner of debt securities of any series, following our written request addressed to the holder (and made at a time that would enable the holder or beneficial owner acting reasonably to comply with that request, and in all events at least 30 calendar days before the relevant date on which payment under or with respect to the debt securities of such series is due and payable) to comply with any certification or identification requirements, whether required or imposed by statute, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction), but in each case only to the extent that the holder or beneficial owner, as the case may be, is legally eligible to provide such certification;

  (c)
  any estate, inheritance, gift, sales, transfer, personal property or similar taxes;

  (d)
  any tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the debt securities of any series;

  (e)
  any Canadian taxes paid or payable by reason of (i) the holder, beneficial owner or other recipient of the amount not dealing at arm's length with us for the purposes of the Income Tax Act (Canada), or the Canadian Tax Act, or (ii) the holder or beneficial owner being, or not dealing at arm's length with, a "specified shareholder" of us for the purposes of subsection 18(5) of the Canadian Tax Act;

  (f)
  any tax imposed on or with respect to any payment by us to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had the beneficiary, partner or other beneficial owner directly held the debt securities of any series;

  (g)
  any tax that is imposed or levied by reason of the presentation (where presentation is required in order to receive payment) of the debt securities of a series for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or holder thereof would have been entitled to Additional Amounts had the debt securities been presented for payment on any date during such 30 day period;

  (h)
  any tax that is imposed or levied on or with respect to a debt security of a series presented for payment on behalf of a holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant debt security of such series to another paying agent in a member state of the European Union;

  (i)
  any taxes to the extent such taxes are directly attributable to the failure of a holder or beneficial owner to qualify for an exemption from U.S. federal withholding tax with respect to payments of interest pursuant to an applicable income tax treaty or to which the United States is a party or pursuant to the "portfolio interest" exemption as defined in Section 871(h) or 881(c), as applicable, of the U.S. Internal Revenue Code of 1986, as amended, or the Code, as in effect on the issue date of the debt securities (determined without regard to the requirement that such holder or beneficial owner provided the applicable IRS Form W-8); or

  (j)
  any taxes imposed pursuant to Sections 1471 through 1474 of the Code, as of the issue date of the debt securities, (and any amended or successor version that is substantially comparable), any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith.

        In addition, Additional Amounts will not be payable with respect to any taxes that are imposed in respect of any combination of the above items.

        Where any tax is payable pursuant to Section 803 of the Canadian Tax Act by a holder or beneficial owner of debt securities in respect of any amount payable under the debt securities to the holder (other than by reason of a transfer of the debt securities to a person resident in Canada with whom the transferor does not deal at arm's length for purposes of the Canadian Tax Act), but no Additional Amount is paid in respect of such tax, we will pay the holder an amount equal to such tax within 45 days after receiving from the holder a notice containing reasonable particulars of the tax so payable, provided such holder or beneficial owner would have been entitled to receive Additional Amounts on account of such tax but for the fact that it is payable otherwise than by deduction or withholdings from payments made under or with respect to the debt securities.

        If we are an applicable withholding agent (or are otherwise required to withhold amounts under applicable law), we will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

        At least 30 calendar days prior to each date on which any payment under or with respect to the debt securities of any series is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the debt securities of such series is due and payable, in which case such payment will be made promptly thereafter), we will deliver to the Trustees an officer's certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information (other than the identities of holders and beneficial owners) necessary to enable the Trustees or paying agent, as the case may be, to pay such Additional Amounts to holders and beneficial owners on the relevant payment date. The Trustees will make such payments in the same manner as any other payments on the debt securities of such series. We will provide the Trustees with documentation reasonably satisfactory to the Trustees evidencing payment of such Additional Amounts.

        Upon request, we will take reasonable efforts to furnish to the Trustees or a holder, within a reasonable time, certified copies of tax receipts or other evidence of the payment by us of any taxes imposed or levied by a Relevant Taxing Jurisdiction.

        We will pay any present or future stamp, issue, registration, court documentation, excise or property taxes or other similar taxes, charges and duties, including interest, additions to tax and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the receipt of any payment under or with respect to the debt securities of any series, the execution, issue, delivery or registration of the debt securities of such series or the Indenture or any other document or instrument referred to thereunder and any such taxes, charges, duties or similar levies imposed by any jurisdiction as a result of, or in connection with, the enforcement of the debt securities of such series or the Indenture or any such other document or instrument following the occurrence of any event of default with respect to the debt securities of such series. We will not, however, pay such amounts that are imposed on or result from a sale or other transfer or disposition by a holder or beneficial owner of a debt security.

        The preceding provisions will survive any termination, defeasance or discharge of the Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor person to us is organized, incorporated or otherwise resident or engaged in or carrying on business for tax purposes and any political subdivision or taxing authority or agency thereof or therein.

        Whenever the Indenture or this "Description of the Indenture" refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to the notes, such reference includes the payment of Additional Amounts, if applicable.

Redemption upon Changes in Withholding Taxes

        We may, at our option, redeem the debt securities of any series, in whole but not in part, at any time upon not less than 30 days' nor more than 60 days' written notice to the holders at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date fixed for redemption, or a Tax Redemption Date, premium, if any, and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if we determine in good faith that we are, or on the next date on which any amount would be payable in respect of the debt securities of such series, would be obligated to pay Additional Amounts in respect of the debt securities of such series pursuant to the terms and conditions thereof, which we cannot avoid by the use of reasonable measures available to us (including, without limitation, making payment through a payment agent located in another jurisdiction), as a result of:

  (a)
  any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the issue date of the debt securities or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issue date of the debt securities, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture; or

  (b)
  any change in, or amendment to, the official application, administration, or interpretation of the laws, regulations or rulings of any Relevant Taxing Jurisdiction (including by virtue of a holding, judgment, or order by a court of competent jurisdiction or change in published practice or revenue guidance), on or after the issue date of the debt securities or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issue date of the debt securities, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture, each of the foregoing clauses, a Change in Tax Law.

        Notwithstanding the foregoing, we may not redeem the debt securities of any series under this provision if the Change in Tax Law obliging us to pay Additional Amounts was (i) officially announced by the Relevant

Taxing Jurisdiction's tax authority or a court (including, for the avoidance of doubt, an announcement by or on behalf of the Minister of Finance (Canada) or any provincial or territorial counterpart) or (ii) validly enacted into law by the Relevant Taxing Jurisdiction, in each case, prior to the issue date of the debt securities or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issue date of the debt securities, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture.

        The foregoing provisions shall apply mutatis mutandis to any successor person, after such successor person becomes a party to the Indenture, with respect to a Change in Tax Law occurring after the time such successor person becomes a party to the Indenture.

Modification; Waiver

        We may modify the Indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series of debt securities that are affected by the modification, voting as one class. The consent of the holder of each outstanding debt security affected is, however, required to:

  (a)
  change the maturity date of the principal or any installment of principal or interest on that debt security;

  (b)
  reduce the principal amount, the interest rate or any premium payable upon redemption of that debt security;

  (c)
  reduce the amount of principal due and payable upon acceleration of maturity;

  (d)
  change the currency of payment of principal, premium or interest on that debt security;

  (e)
  impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

  (f)
  reduce the percentage in principal amount of debt securities of any series required to modify the Indenture, waive compliance with certain restrictive provisions of the Indenture or waive certain defaults; or

  (g)
  with certain exceptions, modify the provisions of the Indenture governing modifications of the Indenture or governing waiver of covenants or past defaults.

        In addition, we may modify the Indenture for certain other purposes, without the consent of any holders of debt securities.

        The holders of a majority in principal amount of the outstanding debt securities of any series may waive, for that series, our compliance with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding debt securities of all series under the Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any debt security or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding debt security of the series affected.

Events of Default

        The following are events of default under the Indenture with respect to any series of debt securities:

  (a)
  failure to pay principal of or any premium on any debt security of that series when due;

  (b)
  failure to pay when due any interest on any debt security of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of debt securities that permit such deferrals;

  (c)
  failure to make any sinking fund payment when required for any debt security of that series that continues for 60 days;

  (d)
  failure to perform the covenant described under "— Consolidation, Merger, Conveyance or Transfer";

  (e)
  failure to perform any other covenant in the Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustees give, or the holders of at least 33% of the outstanding debt securities of that series give, us and, if such notice is given by the holders, a Trustee written notice of the default; and

  (f)
  certain bankruptcy, insolvency or reorganization events with respect to us.

        In the case of the event of default listed above as item (e), the Trustees may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of debt securities of that series, together with the Trustees, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action within the original grace period.

        We may establish additional events of default for a particular series.

        If an event of default with respect to debt securities of a series occurs and is continuing, then the Trustees or the holders of at least 33% in principal amount of the outstanding debt securities of that series may declare the principal amount of all debt securities of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration, but before a judgment or decree for payment of the money due has been obtained, if:

  (a)
  we have paid or deposited with the Trustees all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Trustees; and

  (b)
  all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

        The Trustees are under no obligation to exercise any of their rights or powers at the request or direction of any holders of debt securities unless those holders have offered the Trustees security or indemnity against the costs, expenses and liabilities which they might incur as a result. The holders of a majority in principal amount of the outstanding debt securities of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustees or the exercise of any power of the Trustees with respect to those debt securities. The Trustees may withhold notice of any default, except a default in the payment of principal or interest, or in the payment of any sinking or purchase fund installment, from the holders of any series if the Trustees in good faith consider it in the interest of the holders to do so.

        The holder of any debt security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that debt security on its maturity date or redemption date and to enforce those payments.

        We are required to furnish each year to the Trustees a statement by certain of our officers to the effect that we are not in default under the Indenture or, if there has been a default, specifying the default and our status.

Payments; Paying Agent

        The paying agent will pay the principal of any debt securities only if those debt securities are surrendered to it. The paying agent will pay interest on debt securities issued as global securities by wire transfer to the holder of those global securities. The paying agent will pay interest on debt securities that are not in global form at its office or, at our option:

  (a)
  by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustees at least five business days prior to the date of payment by the person entitled to that interest; or

  (b)
  by check mailed to the address of the person entitled to that interest as that address appears in the security register for those debt securities.

        The U.S. Trustee will act as paying agent for that series of debt securities, and the corporate trust office of the Trustees will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

        Any money that we have paid to the U.S. Trustee or a paying agent for principal, any premium or interest on any debt securities which remains unclaimed at the end of two years after that principal, premium or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments.

Satisfaction and Discharge, Defeasance and Covenant Defeasance

        Upon our written request, the Indenture shall be satisfied and discharged (except as to certain surviving rights and obligations specified in the Indenture) when:

  (a)
  either all debt securities have been delivered to the Trustees for cancellation or all debt securities not delivered to the Trustees for cancellation are due and payable within one year (at maturity or due to redemption) and we have deposited with the Trustees money or government obligations sufficient to pay and discharge such debt securities to the applicable maturity or redemption date (including principal, any premium and interest thereon);

  (b)
  we have paid or caused to be paid all other sums payable under the Indenture; and

  (c)
  we have delivered to the Trustees an officer's certificate and an opinion of counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

        The Indenture provides that we may be:

  (a)
  discharged from our obligations, with certain limited exceptions, with respect to any series of debt securities, as described in the Indenture, such a discharge being called a "defeasance" in this Prospectus Supplement; and

  (b)
  released from our obligations under certain restrictive covenants especially established with respect to any series of debt securities, as described in the Indenture, such a release being called a "covenant defeasance" in this Prospectus Supplement.

        We must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Trustees, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those debt securities on the maturity dates of those payments or upon redemption.

        Following a defeasance, payment of the debt securities defeased may not be accelerated because of an event of default under the Indenture. Following a covenant defeasance, the payment of debt securities may not be accelerated by reference to the covenants from which we have been released. A defeasance may occur after a covenant defeasance.

Concerning the Trustee

        The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee, are the Trustees. Certain of our subsidiaries maintain deposit accounts and banking relationships with the U.S. Trustee, the Canadian Co-Trustee or their respective affiliates. The U.S. Trustee, the Canadian Co-Trustee or their respective affiliates may also serve as trustee or agent under other indentures and agreements pursuant to which securities of certain of our subsidiaries are outstanding.

        The Trustees will perform only those duties that are specifically set forth in the Indenture unless an event of default under the Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Trustees will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs

        Upon our application to the Trustees to take any action under any provision of the Indenture, we are required to furnish to the Trustees such certificates and opinions as may be required under the United States Trust Indenture Act of 1939, as amended, or the TIA.

Governing Law

        The Indenture, any supplemental indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Trust Indenture Act

        The Indenture is subject to, and governed by, the TIA.

BOOK-ENTRY ONLY SYSTEM

        We have obtained the information in this section concerning DTC and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

        Each series of the New Notes initially will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC's nominee.

        You may hold your interests in a global security in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the New Notes, DTC or such nominee will be considered the sole owner and holder of the New Notes for all purposes of the New Notes and the Indenture. Except as provided below, owners of beneficial interests in the New Notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the New Notes in definitive form and will not be considered the owners or holders of the New Notes under the Indenture, including for purposes of receiving any reports that we or the Trustees deliver pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a New Note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of New Notes.

        Unless and until we issue the New Notes in fully certificated form under the limited circumstances described below under the heading "— Certificated Notes":

  (a)
  you will not be entitled to receive physical delivery of a certificate representing your interest in the New Notes;

  (b)
  all references in this Prospectus Supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

  (c)
  all references in this Prospectus Supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the New Notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

        DTC will act as securities depositary for the New Notes. The New Notes will be issued as fully registered securities registered in the name of Cede & Co. DTC has advised us and the Initial Purchasers that it is:

  (a)
  a limited-purpose trust company organized under the New York Banking Law;

  (b)
  a "banking organization" within the meaning of the New York Banking Law;

  (c)
  a member of the Federal Reserve System;

  (d)
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  (e)
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

        Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this Prospectus Supplement.

        If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in the New Notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

        Acquisitions or transfers of the New Notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants.

        Beneficial owners will not receive written confirmation from DTC of their acquisition of New Notes, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the New Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive physical delivery of certificates representing their ownership interests in the New Notes, except as provided below in "— Certificated Notes".

        To facilitate subsequent transfers, all New Notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

        Under the book-entry format, the Trustees will pay interest and principal payments in respect of the New Notes to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.

        DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the New Notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to New Notes on your behalf. We and the Trustees have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the New Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Trustees will not recognize you as a holder of any New Notes under the Indenture and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a New Note if one or more of the direct participants to whom the New Note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge New Notes to indirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your New Notes.

Certificated Notes

        Unless and until they are exchanged, in whole or in part, for New Notes in definitive form in accordance with the terms of the New Notes, the New Notes may not be transferred except as a whole by DTC to a nominee of DTC; as a whole by a nominee of DTC to DTC or another nominee of DTC; or as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.

        We will issue New Notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

  (a)
  DTC notifies us that it is no longer willing or able to discharge its responsibilities properly or DTC is no longer a registered clearing agency under the Exchange Act, and we are unable to locate a qualified successor within 90 days; or

  (b)
  an event of default has occurred and is continuing under the Indenture and beneficial owners representing a majority in aggregate principal amount of the New Notes represented by global securities advise DTC to cease acting as depositary.

        If any of the above events occurs, DTC is required to notify all direct participants that New Notes in fully certificated registered form are available through DTC. DTC will then surrender each global security representing the New Notes along with instructions for re-registration. The Trustees will re-issue the New Notes in fully certificated registered form and will recognize the registered holders of the certificated New Notes as holders under the Indenture.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing New Notes, we will receive in exchange Initial Notes of like principal amount, the terms of which are identical in all material respects to the New Notes. Initial Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in our indebtedness and will evidence the same continuing indebtedness as the Initial Notes. No underwriter is being used in connection with the exchange offer.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this Prospectus Supplement and the accompanying Prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by such broker-dealer directly from us or any of our affiliates.

        Each broker-dealer that acquired Initial Notes directly from us or any of our affiliates cannot rely on the interpretations of the staff of the SEC expressed in the no-action letters described in "Exchange Offer — Resale of New Notes" and, in the absence of an exemption from registration under the Securities Act, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes.

        Under the Registration Rights Agreement, we agreed to use commercially reasonable efforts to keep the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part effective until the earlier of 180 days after the exchange offer has been completed and such time as such broker-dealers no longer own any Initial Notes. However, we may, in our sole discretion, in lieu of or in addition to keeping such registration statement effective, file a shelf registration statement providing for the registration of the New Notes held by such broker-dealers.

        We will send additional copies of this Prospectus Supplement, the accompanying Prospectus and any amendment or supplement to this Prospectus Supplement and the accompanying Prospectus to any broker-dealer that is entitled to use such documents that requests such documents in the letter of transmittal.

        We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Prior to the exchange offer, there has not been any public market for the Initial Notes. The Initial Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for New Notes by holders who are entitled to participate in this exchange offer. Certain holders of Initial Notes who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we are required to file a shelf registration statement with respect to the Initial Notes. See "Exchange Offer — Shelf Registration".

        The New Notes will constitute a new issue of securities with no established trading market. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statement. Accordingly, there can be no assurance that a trading market for the New Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the New Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the New Notes, your ability to sell the New Notes or the price at which you will be able to sell the New Notes. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing. See "Risk Factors — Risks Related to the Exchange Offer — Active trading markets for the New Notes may not develop".

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of certain U.S. federal income tax considerations of the acquisition, ownership and disposition of the New Notes by U.S. Holders (as defined below) that will receive New Notes pursuant to the exchange offer. This discussion is based on the Code, the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only the U.S. federal income tax considerations for holders who purchase the notes for cash at their issue price (generally, the first price at which a substantial amount of the notes is first sold to persons other than bondhouses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) that will hold their notes as "capital assets" within the meaning of Section 1221 of the

Code (generally, property held for investment). This discussion does not address the Medicare contribution tax on net investment income, any aspect of non-U.S. tax law or U.S. state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of New Notes in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

  (a)
  banks, mutual funds and other financial institutions;

  (b)
  real estate investment trusts and regulated investment companies;

  (c)
  traders in securities who elect to apply a mark-to-market method of accounting;

  (d)
  tax-exempt organizations or governmental organizations;

  (e)
  insurance companies;

  (f)
  dealers or brokers in securities or foreign currency;

  (g)
  individual retirement and other deferred accounts;

  (h)
  U.S. Holders whose functional currency is not the U.S. dollar;

  (i)
  U.S. expatriates and former citizens or long-term residents of the United States;

  (j)
  "passive foreign investment companies" or "controlled foreign corporations", and corporations that accumulate earnings to avoid U.S. federal income tax;

  (k)
  persons subject to the alternative minimum tax;

  (l)
  U.S. Holders who own or are deemed to own 10% or more of our voting stock;

  (m)
  persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

  (n)
  persons who purchase or sell their shares as part of a wash sale for tax purposes; and

  (o)
  "S corporations", partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein).

        In addition, there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. For purposes of this discussion, a "U.S. Holder" means a beneficial owner of New Notes that for U.S. federal income tax purposes is:

  (a)
  an individual who is a citizen or resident of the United States;

  (b)
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

  (c)
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  (d)
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds New Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their own tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of the New Notes.

        This discussion is for informational purposes only and is not tax advice. Holders of New Notes should consult their own tax advisors with respect to the U.S. federal income tax consequences to them of acquiring, holding and disposing of the New Notes in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

The Exchange Offer

        The exchange of the Initial Notes for the New Notes pursuant to the terms set forth in this Prospectus Supplement will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a U.S. Holder should not recognize gain or loss upon receipt of the New Notes in exchange for the Initial Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the New Notes, a U.S. Holder's basis in the New Notes should be the same as such holder's basis in the Initial Notes exchanged. A U.S. Holder's holding period for the New Notes should include the holding period for the Initial Notes exchanged. The issue price and other U.S. federal income tax characteristics of the New Notes should be identical to the issue price and other U.S. federal income tax characteristics of the Initial Notes exchanged.

Payments of Stated Interest

        Payments of stated interest on a New Note (including any additional amounts paid in respect of withholding taxes and without reduction for any amounts withheld) will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder's regular method of accounting for U.S. federal income tax purposes. Stated interest income on a note generally will constitute foreign source income and generally will be considered "passive category income" in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of New Notes

        Generally, upon the sale, exchange, retirement, redemption or other taxable disposition of a New Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as such) and such U.S. Holder's adjusted tax basis in the New Note. A U.S. Holder's adjusted tax basis in a New Note will generally equal the cost of such note to such U.S. Holder.

        Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or redemption the New Note has been held by such U.S. Holder for more than one year, and will generally be treated as from US sources for purposes of the U.S. foreign tax credit limitation. Capital gains of non-corporate U.S. Holders (including individuals) derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding

        In general, payments of principal and interest on, and proceeds from the sale or other disposition of, the New Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

        Certain U.S. Holders are required to report information relating to an interest in the New Notes, subject to certain exceptions (including an exception for New Notes held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their own tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the notes.

 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to a holder of Initial Notes who acquires New Notes under this Prospectus Supplement as beneficial owner and who, at all relevant times, for the purposes of the Canadian Tax Act and any applicable tax treaty: (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm's length with us and with any Canadian resident (or deemed Canadian resident) to whom the holder disposes of New Notes, (iii) is neither a "specified shareholder" of us nor a person who does not deal at arm's length with a specified shareholder of us for purposes of the "thin capitalization" rule contained in subsection 18(4) of the Canadian Tax Act, and (iv) does not use or hold, and is not deemed to use or hold, the New Notes in the course of carrying on a business in Canada, or a Non-Resident Holder.

        Special rules, which are not discussed in this summary, may apply to a holder of New Notes that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors.

        This summary is based upon the provisions of the Canadian Tax Act in force as of the date hereof, the regulations thereunder, or the Regulations, all specific proposals to amend the Canadian Tax Act and the Regulations that have been publicly announced prior to the date hereof, or the Proposed Amendments, and counsel's understanding of the current published administrative practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

        This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the New Notes. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of New Notes, and no representations with respect to the income tax consequences to any prospective purchaser of New Notes are made. Consequently, prospective purchasers of notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring New Notes, having regard to their particular circumstances.

        The New Notes will not differ materially in kind or extent from the Initial Notes for which they are exchanged and will evidence the same continuing indebtedness as the Initial Notes, and the exchange was contemplated in the terms of the Initial Notes. Accordingly, the exchange of Initial Notes for New Notes pursuant to the terms set forth in this prospectus should not give rise to a capital gain or a capital loss for purposes of the Canadian Tax Act.

        Under the Canadian Tax Act, interest, principal and premium, if any, paid or credited (or deemed to be paid or credited) to a Non-Resident Holder on a New Note beneficially owned by the Non-Resident Holder will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of a New Note, or the receipt of interest, principal or premium thereon, by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a New Note.

LEGAL MATTERS

        Certain legal matters relating to this exchange offer will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, New York, New York, Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, and McInnes Cooper, St. John's, Newfoundland and Labrador. At the date hereof, partners and associates of each of Davies Ward Phillips & Vineberg LLP and McInnes Cooper own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.

 AUDITORS

        Ernst & Young LLP, Chartered Professional Accountants, Fortis Place, 5 Springdale Street, Suite 800, St. John's, Newfoundland and Labrador A1E 0E4, have audited the Annual Financial Statements incorporated by reference in this Prospectus Supplement. Ernst & Young LLP report that they are independent of us in accordance with the Rules of Professional Conduct of the Association of Chartered Professional Accountants of Newfoundland and Labrador and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board. On February 15, 2017, following a comprehensive request for proposals, assessment and evaluation process, our board of directors determined that it would not propose Ernst & Young LLP for re-appointment as our auditors and such determination was approved by our shareholders at the annual and special meeting of shareholders held on May 4, 2017. At such meeting our shareholders appointed Deloitte LLP, 5 Springdale Street, Suite 1000, St. John's, Newfoundland and Labrador A1E 0E4 as our auditors. Deloitte LLP has not prepared any report, valuation, statement or opinion included or incorporated by reference in this Prospectus Supplement.

        The auditors of ITC are Deloitte & Touche LLP, located in Detroit, Michigan. Deloitte & Touche LLP has audited the consolidated financial statements and financial statement schedule of ITC as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 together with the notes thereto and the auditor's report thereon dated February 25, 2016, which are included in the ITC Business Acquisition Report incorporated by reference in this Prospectus Supplement. Deloitte & Touche LLP, certified public accountants, are independent with respect to ITC within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are organized and exist under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of our debt securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of our debt securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

        We have filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part.

        We have been advised by our Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Davies Ward Phillips & Vineberg LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fortis at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800) and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 30, 2016

FORTIS INC.

$5,000,000,000

COMMON SHARES
FIRST PREFERENCE SHARES
SECOND PREFERENCE SHARES
SUBSCRIPTION RECEIPTS
DEBT SECURITIES

We may from time to time offer and issue common shares, or Common Shares, first preference shares, or First Preference Shares, second preference shares, or Second Preference Shares, subscription receipts, or Subscription Receipts, and/or unsecured debt securities, or Debt Securities, and together with the Common Shares, First Preference Shares, Second Preference Shares and Subscription Receipts, the Securities, having an aggregate offering price of up to $5,000,000,000 (or the equivalent in U.S. dollars or other currencies), during the 25 month period that this short form base shelf prospectus, or the Prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement, or a Prospectus Supplement.

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, or the U.S., and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Prospective investors should be aware that the acquisition of Securities may subject you to tax consequences in both the U.S. and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because our company is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, some of our officers and directors and some of the experts named in this Prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (a) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (b) in the case of First Preference Shares and Second Preference Shares, the designation of the particular series, the number of shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the currency or currency unit for which such shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (c) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and any other specific terms; and (d) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by us in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

This Prospectus also qualifies the distribution of Securities by certain of our securityholders, including one or more of our wholly owned subsidiaries, or each a Selling Securityholder. One or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See "Plan of Distribution" and "Selling Securityholders".

Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the Toronto Stock Exchange, or TSX, under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are listed on the New York Stock Exchange, or NYSE, under the symbol "FTS". There is currently no market through which the First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities may be sold and purchasers may not be able to resell any First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

NOTICE TO READERS

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to "Fortis", "we", "us" and "our" refer to Fortis Inc. and our consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Capitalized terms used but not otherwise defined in this "Special Note Regarding Forward-Looking Statements" have the meanings ascribed thereto under the heading "Glossary".

        This Prospectus, including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information" or "forward-looking statements"). The forward-looking information reflects our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, based on information currently available. These expectations may not be appropriate for other purposes. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable Canadian securities legislation. The words "anticipates", "assumes", "believes", "budgets", "can", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "opportunity", "plans", "projects", "seeks", "schedule", "should", "target", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management's current beliefs and is based on information currently available to us.

        The forward-looking information in this Prospectus, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: the expectation that the acquisition of ITC will be accretive to earnings per Common Share in the first full year following closing, excluding one-time acquisition-related expenses; the expectation that we will recognize additional acquisition-related expenses in the fourth quarter of 2016; targeted average annual dividend growth through 2021; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; our forecast midyear rate base for 2017 and the expectation that midyear rate base will increase from 2016 to 2021; forecast gross consolidated capital expenditures for 2016 and total capital spending through 2021; forecast gross consolidated capital expenditures for 2016 for certain of our subsidiaries, including ITC, FortisAlberta and UNS Energy; the nature, timing and expected costs of certain capital projects including, without limitation, expansion of the Tilbury LNG facility, including Tilbury 1A, the pipeline expansion to the Woodfibre LNG site, and additional opportunities including electric transmission, LNG and renewable-related infrastructure and generation; the expectation that our significant capital expenditure program will support continuing growth in earnings and dividends; the expectation that the acquisition of ITC will increase total capitalization, but will not have a significant impact on the percentage breakdown of our capital structure; the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of cash from operations, borrowings under credit facilities, equity injections from us and long-term debt offerings; the expectation that maintaining the targeted capital structure of our regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; the expectation that our subsidiaries will be able to source the cash required to fund our 2016 capital expenditure programs; the expected consolidated fixed-term debt maturities and repayments over the next five years, including at ITC; the expectation that the combination of available credit facilities and relatively low annual debt maturities and repayments will provide us with flexibility in the timing of access to capital markets; the expectation that we will remain compliant with debt covenants throughout 2016; the intent of management to hedge future exchange rate fluctuations and monitor our foreign currency exposure; the expectation that FortisAlberta will recognize capital tracker revenue in 2016; Tucson Electric

Power Company's expected share of mine reclamation costs; Central Hudson's estimated total remediation costs for manufactured gas plant sites; the estimated range of return on common shareholder's equity refunds and associated regulatory liabilities at ITC; the expectation that any liability from current legal proceedings will not have a material adverse effect on our consolidated financial position and results of operations; and the expectation that the adoption of certain future accounting pronouncements will not have a material impact on our consolidated financial statements.

        The forecasts and projections that make up the forward-looking information included in this Prospectus are based on assumptions which include, but are not limited to: the realization of the anticipated benefits of the acquisition of ITC; our ability to successfully integrate the business and operations of ITC into our group of companies; our ability to retain key employees of ITC; the absence of undisclosed liabilities of ITC; the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of our capital projects; the realization of additional opportunities including natural gas related infrastructure and generation; our Board of Directors exercising its discretion to declare dividends, taking into account our business performance and financial conditions; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator-approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect our operations and cash flows; no material change in public policies and directions by governments that could materially negatively affect us and our subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; the continued tax-deferred treatment of earnings from our Caribbean operations; continued maintenance of information technology infrastructure; continued favourable relations with First Nations; favourable labour relations; that we can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

        The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory risk, including risks relating to pending and future changes in environmental regulations; interest rate risk, including the uncertainty of the impact that a continuation of a low interest rate environment may have on the ROE of our regulated utilities; the impact of fluctuations in foreign exchange rates; risk associated with the impact of less favorable economic conditions on our results of operations; risks associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks relating to energy prices; provincial, state and federal regulatory legislative decisions and actions; uncertainty related to the realization of some or all of the expected benefits of the acquisition of ITC; uncertainty regarding the outcome of regulatory proceedings of our utilities; risks relating to any potential downgrade of our credit ratings; risks relating to the Base Rate Complaints; risks relating to potential additional FERC challenges and FERC orders that could result in the ITC Regulated Operating Subsidiaries continuing to take Bonus Depreciation; operating and maintenance risks, including our limited experience in the independent FERC-regulated transmission industry; the risk that ITC will not be integrated successfully; risks relating to our ability to access capital markets on favourable terms or at all; the cost of debt and equity capital; risks associated with changes in economic conditions; changes in regional economic and market conditions which could affect customer growth and energy usage; risks relating to the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labour shortages, material and equipment prices and availability; the performance of the stock market and changing interest rate environment; risks from regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings; risks arising from variances between estimated and actual costs of construction contracts awarded and the potential for greater competition; insurance coverage risk; risk of loss of licences and permits; risk of loss of service area; risks relating to derivatives; the continued ability to hedge foreign exchange risk; counterparty risk; environmental risks; competitiveness of natural gas; natural gas, fuel, coal and electricity supply risk; risks relating to human resources and labour relations; risk of unexpected outcomes of legal proceedings currently against us; risk of not being able to access First Nations lands; weather and seasonality risk; commodity price risk; capital resources and liquidity risks; changes in critical accounting estimates; risks related to changes in tax legislation; the ongoing restructuring of the electric industry; changes to long-term contracts; risk of failure of information technology infrastructure and cyber-attacks or challenges to our information security; and certain presently unknown or unforeseen risks, including, but not limited to, acts of terrorism. For additional information with respect to our risk factors and risk factors relating to ITC, the acquisition of ITC and our post-acquisition business and operations, reference should be made to the section of this Prospectus entitled "Risk Factors", to the documents incorporated herein by reference and to our continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities.

        All forward-looking information in this Prospectus and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of our registration statement: (a) the documents referred to under the heading "Documents Incorporated by Reference"; (b) the consent of Ernst & Young LLP; (c) the consent of Deloitte & Touche LLP; (d) the consent of Davies Ward Phillips & Vineberg LLP; (e) the power of attorney of the directors and officers of Fortis; and (f) the Statement of Eligibility on Form T-1 under the U.S. Trust Indenture Act of 1939 of The Bank of New York Mellon.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  our Annual Information Form dated February 17, 2016, for the fiscal year ended December 31, 2015;

  (b)
  our audited comparative consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto, or the Annual Financial Statements, and the auditors' report thereon dated February 17, 2016;

  (c)
  our Management Discussion and Analysis of financial condition and results of operations dated February 17, 2016 for the fiscal year ended December 31, 2015, or the Annual MD&A;

  (d)
  our Management Information Circular dated March 18, 2016 prepared in connection with our annual and special meeting of shareholders held on May 5, 2016, or the Management Information Circular; provided, however, that the following sections or subsections of the Management Information Circular are hereby excluded from this Prospectus in accordance with Item 11.1(3) of Form 44-101F1 — Short Form Prospectus as the acquisition of ITC Holdings Corp., or ITC, has been completed:

  (i)
  "Questions and Answers About the Meeting and Acquisition — Did the Board of Directors of Fortis receive a fairness opinion in connection with the Acquisition?" at pages 3-4 of the Management Information Circular;

  (ii)
  the references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. under the headings "Special Business — The Acquisition of ITC Holdings Corp. — Background and

      Recommendation — Background to the Acquisition" and "Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Recommendation of the Board" at page 19 of the Management Information Circular;

    (iii)
    Schedule C — Opinion of Goldman, Sachs & Co.; and

    (iv)
    any other references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. contained in the Management Information Circular;

  (e)
  our unaudited comparative interim consolidated financial statements as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, together with the notes thereon, or the Interim Financial Statements;

  (f)
  our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2016, or the Interim MD&A;

  (g)
  our material change report dated February 11, 2016 relating to the announcement of the acquisition of ITC;

  (h)
  our material change report dated October 24, 2016 relating to the announcement of the completion of the acquisition of ITC; and

  (i)
  our business acquisition report dated November 23, 2016 with respect to the acquisition of ITC completed on October 14, 2016, or the ITC Business Acquisition Report.

        Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any Prospectus Supplements disclosing additional or updated information, and any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

        Documents filed by us with the SEC or similar authorities in Canada which are in our current reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, in each case after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the registration statement of which this Prospectus forms a part and, in addition, any other report on Form 6-K and the exhibits thereto shall be deemed to be incorporated by reference into this Prospectus or as exhibits to the registration statement, if and to the extent expressly provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval, or EDGAR, website at www.sec.gov.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on SEDAR, which can be accessed at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., or MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

        We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the Securities offered by this Prospectus as supplemented by a Prospectus Supplement. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

PRESENTATION OF FINANCIAL INFORMATION

        Financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP.

        All financial information of ITC and the historical financial statements of ITC incorporated by reference in this Prospectus are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Our unaudited pro forma condensed consolidated financial information included in the ITC Business Acquisition Report incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with applicable Canadian rules. The assets and liabilities of ITC shown in our unaudited pro forma condensed consolidated balance sheet as at September 30, 2016 included in the ITC Business Acquisition Report are reported in Canadian dollars and reflect the U.S.-to-Canadian dollar period-end closing exchange rate. The revenues and expenses of ITC shown in our unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2015 and for the nine months ended September 30, 2016, included in the ITC Business Acquisition Report, are reported in Canadian dollars and reflect the average U.S.-to-Canadian dollar exchange rates for such periods. Financial information in this Prospectus that has been derived from such unaudited pro forma condensed consolidated financial information has been translated to Canadian dollars on the same basis.

        Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

        This Prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on November 28, 2016 was C$1.3401 = US$1.00.

	Period End	Average(1)	Low	High
		(C$ per US$)
Year ended December 31,
2015	1.3840	1.2788	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
Quarter ended,
September 30, 2016			1.2775	1.3248
June 30, 2016			1.2544	1.3170
March 31, 2016			1.2962	1.4589

(1)
The average of the noon buying rates during the relevant period.

FORTIS

        We are an international electric and gas utility holding company, with total assets of approximately $47 billion, on a pro forma basis as at September 30, 2016 including the acquisition of ITC, and revenue totaling approximately $8.1 billion and $5.8 billion for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively, in each case on a pro forma basis including the acquisition of ITC. In 2015, our electricity distribution systems met a combined peak demand of 9,705 megawatts, or MW, and our gas distribution systems met a peak day demand of 1,323 terajoules, or TJ. For the nine months ended September 30, 2016, our electricity distribution systems met a combined peak demand of 9,590 MW and our gas distribution system met a peak day demand of 1,335 TJ. In addition, ITC's electricity transmission system serves a combined peak load exceeding 26,000 MW. Our 8,000 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

        Our business segments are:

  (a)
  Regulated Independent Transmission — United States: consisting of the electric transmission operations of ITC, acquired by us and GIC Pte Ltd, or GIC, on October 14, 2016. ITC is now our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC) owning a 19.9% interest in ITC. ITC's business consists primarily of the electric transmission operations of ITC's regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, and is a public utility and independent transmission owner in Wisconsin;

  (b)
  Regulated Electric & Gas Utilities — United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc., each a subsidiary of UNS Energy Corporation, acquired by us in 2014; together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State's Mid-Hudson River Valley, acquired by us in 2013;

  (c)
  Regulated Gas Utility — Canadian: consisting of FortisBC Energy Inc., a regulated gas utility serving the Lower Mainland, Vancouver Island and Whistler regions of British Columbia;

  (d)
  Regulated Electric Utilities — Canadian: consisting of (i) FortisAlberta, a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (ii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iii) Newfoundland Power Inc., a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (iv) Maritime Electric Company, Limited, a regulated electric utility on Prince Edward Island; and (v) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque and Port Colborne and distributes electricity in the District of Algoma in Ontario;

  (e)
  Regulated Electric Utilities — Caribbean: consisting of (i) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ii) FortisTCI Limited and Turks and Caicos Utilities Limited, integrated electric utilities on the Turks and Caicos Islands; and (iii) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize;

  (f)
  Non-Regulated — Energy Infrastructure: consisting of (i) our 51% controlling ownership interest in the Waneta expansion hydroelectric generating facility in British Columbia; (ii) the Aitken Creek gas storage facility in British Columbia, acquired by us on April 1, 2016 for US$266 million; and (iii) the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities in Belize; and

  (g)
  Corporate and Other: captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

SHARE CAPITAL OF FORTIS

        Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preference Shares issuable in series and an unlimited number of Second Preference Shares issuable in series, in each case without nominal or par value. As at November 28, 2016, 399,833,460 Common Shares, 5,000,000 Cumulative Redeemable First Preference Shares, Series F, or the First Preference Shares, Series F, 9,200,000 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G, or the First Preference Shares, Series G, 7,024,846 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H, or the First Preference Shares, Series H, 2,975,154 Cumulative Redeemable Floating Rate First Preference Shares, Series I, or the First Preference Shares, Series I, 8,000,000 Cumulative Redeemable First Preference Shares, Series J, or the First Preference Shares, Series J, 10,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K, or the First Preference Shares, Series K, and 24,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M, or the First Preference Shares, Series M, were issued and outstanding. Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are listed on the NYSE under the symbol "FTS".

EARNINGS COVERAGE RATIOS

        In accordance with the requirements of the Canadian securities regulatory authorities, the consolidated earnings coverage ratios set out below have been calculated for the 12-month periods ended September 30, 2016 and December 31, 2015. Our interest requirements on all of our outstanding long-term debt amounted to $622 million and $604 million for the 12 months ended September 30, 2016 and the 12 months ended December 31, 2015, respectively. Our dividend requirements on all of our First Preference Shares for the 12 months ended September 30, 2016 and the 12 months ended December 31, 2015, adjusted to a before-tax equivalent, amounted to $97 million using an effective income tax rate of 19.7% and $97 million using an effective income tax rate of 21.0%, respectively. Our earnings before interest and income tax for the 12 months ended September 30, 2016 and the 12 months ended December 31, 2015 were $1,335 million and $1,558 million, respectively, which is 1.86 times and 2.22 times, respectively, our aggregate interest and dividend requirements for the periods.

        Our earnings coverage ratios, calculated on a pro forma basis after giving effect to the acquisition of ITC, including: (i) the amount of borrowings in connection with the financing of the acquisition of ITC; and (ii) the indebtedness of ITC, on a consolidated basis, on closing of the acquisition, which was $5.9 billion as of September 30, 2016, are calculated as follows: (a) our interest requirements on all of our outstanding long-term debt amounted to $932 million and $703 million for the 12 months ended December 31, 2015 and the nine months ended September 30, 2016, respectively; (b) our dividend requirements on all of our First Preference Shares for the 12 months ended December 31, 2015 and the nine months ended September 30, 2016, adjusted to a before-tax equivalent, amounted to $104 million using an effective income tax rate of 26.2% and $80 million using an effective income tax rate of 26.0%, respectively; and (c) our earnings before interest and income tax for the 12 months ended December 31, 2015 and the nine months ended September 30, 2016 were $2,234 million and $1,608 million, respectively, which is 2.16 times and 2.05 times, respectively, our aggregate interest and dividend requirements for the periods after giving effect to the acquisition of ITC and the financing thereof as described above.

        These earnings coverage ratios do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and dividend and interest requirements do not give effect to the issuance of any Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Securities are not currently known. If we offer First Preference Shares, Second Preference Shares or Debt Securities having a term to maturity in excess of one year under this Prospectus, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DIVIDEND POLICY

        Dividends on the Common Shares are declared at the discretion of our board of directors, or the Board of Directors. We declared and paid cumulative cash dividends on our Common Shares of $1.395 in 2015, $1.28 in 2014 and $1.24 in 2013. On December 16, 2015, our Board of Directors declared a first quarter dividend of $0.375 per Common Share, which was paid on March 1, 2016 to holders of record on February 17, 2016. On February 17, 2016, our Board of Directors declared a second quarter dividend of $0.375 per Common Share, which was paid on June 1, 2016 to holders of record on May 18, 2016. On July 28, 2016, our Board of Directors declared a third quarter dividend of $0.375 per Common Share, which was paid on September 1, 2016 to holders of record on August 19, 2016. On September 27, 2016, our Board of Directors declared a fourth quarter dividend of $0.40 per Common Share, which will be paid on December 1, 2016 to holders of record on November 18, 2016. We have increased our annual Common Share dividend payment for 43 consecutive years.

        During the third quarter of 2016, we provided dividend guidance targeting average annual dividend growth of 6% through 2021. This guidance takes into account many factors, including the successful integration of ITC, the expectation of reasonable outcomes for regulatory proceedings at our utilities, the successful execution of our $13 billion five-year capital plan and management's continued confidence in the strength of our diversified portfolio of assets and record of operational excellence.

        Regular quarterly dividends at the prescribed annual rate have been paid on all of the First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M, or the Outstanding First Preference Shares, respectively. Our Board of Directors declared a first quarter dividend on the Outstanding First Preference Shares on December 16, 2015, in each case in accordance with the applicable prescribed annual rate or floating rate, as the case may be, which was paid on March 1, 2016 to holders of record on February 17, 2016. On February 17, 2016, our Board of Directors declared a second quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on June 1, 2016 to holders of record on May 18, 2016. On July 28, 2016 our Board of Directors declared a third quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on September 1, 2016 to holders of record on August 19, 2016. On

September 27, 2016 our Board of Directors declared a fourth quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case to be paid on December 1, 2016 to holders of record on November 18, 2016.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

        Common Shares may be offered separately or together with First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus. Common Shares may also be issuable on conversion or exchange of certain Debt Securities and Subscription Receipts qualified for issuance under this Prospectus. Each Common Share offered hereunder will have the terms described below.

Dividends

        Dividends on Common Shares are declared at the discretion of our Board of Directors. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of the First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the Common Shares, our Board of Directors may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.

Liquidation, Dissolution or Winding-Up

        On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.

Voting Rights

        Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.

First Preference Shares

        The following is a summary of the material rights, privileges, conditions and restrictions attached to the First Preference Shares as a class. The specific terms of the First Preference Shares, including the currency in which First Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this section apply to those First Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of First Preference Shares may be sold separately or together with Common Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.

Issuance in Series

        Our Board of Directors may from time to time issue First Preference Shares in one or more series. Prior to issuing shares in a series, our Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of First Preference Shares.

Priority

        The shares of each series of First Preference Shares rank on a parity with the First Preference Shares of every other series and in priority to all of our other shares, including the Second Preference Shares, as to the payment of dividends, return of capital and the distribution of our assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Each series of First Preference Shares participates rateably with every other series of First Preference Shares in respect of accumulated cumulative dividends and returns of capital if any amount of cumulative dividends, whether or not declared, or amount payable on the return of capital in respect of a series of First Preference Shares, is not paid in full.

Voting

        The holders of the First Preference Shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of First Preference Shares, and except as provided by law or as described below under "— Modification". At any meeting of the holders of First Preference Shares, each holder shall have one vote in respect of each First Preference Share held.

Redemption

        Subject to the provisions of the Corporations Act (Newfoundland and Labrador) and any provisions relating to any particular series, we, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preference Shares of any one or more series on payment for each such First Preference Share of such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding First Preference Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as our Board of Directors or the transfer agent for the First Preference Shares, if any, decide, or if our Board of Directors so determine, may be redeemed pro rata disregarding fractions.

Modification

        The class provisions attached to the First Preference Shares may only be amended with the prior approval of the holders of the First Preference Shares in addition to any other approvals required by the Corporations Act (Newfoundland and Labrador) or any other statutory provisions of like or similar effect in force from time to time. The approval of the holders of the First Preference Shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose.

Second Preference Shares

        The rights, privileges, conditions and restrictions attaching to the Second Preference Shares are substantially identical to those attaching to the First Preference Shares, except that the Second Preference Shares are junior to the First Preference Shares with respect to the payment of dividends, repayment of capital and the distribution of our assets in the event of a liquidation, dissolution or winding up.

        The specific terms of the Second Preference Shares, including the currency in which Second Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this Prospectus apply to those Second Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of Second Preference Shares may be sold separately or together with Common Shares, First Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.

Subscription Receipts

        Subscription Receipts may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement, or the Subscription Receipt Agreement, that will be entered into between us and the escrow agent, or the Escrow Agent, at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

        The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

        The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

        This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

  (a)
  the number of Subscription Receipts;

  (b)
  the price at which the Subscription Receipts will be offered;

  (c)
  conditions, or the Release Conditions, for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

  (d)
  the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

  (e)
  the number of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities to be exchanged for each Subscription Receipt;

  (f)
  the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

  (g)
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  (h)
  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

  (i)
  the identity of the Escrow Agent;

  (j)
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

  (k)
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  (l)
  procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

  (m)
  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  (n)
  material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts; and

  (o)
  any other material terms and conditions of the Subscription Receipts.

        Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Debt Securities

        Debt Securities, which will be our direct senior or subordinated obligations, may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Subscription Receipts under this Prospectus, or on conversion or exchange of any such Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement.

        Debt Securities may be issued under a trust indenture dated as of July 2, 2009, between us and Computershare Trust Company of Canada, or the Canadian Indenture, or under a trust indenture dated as of October 4, 2016 between us, The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian co-trustee, or the U.S. Indenture, a copy of each of which has been filed on our SEDAR profile at www.sedar.com, in each case as supplemented from time to time. Debt Securities issued under the Canadian Indenture will not be offered or sold to persons in the U.S. pursuant to this Prospectus. Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be described in a Prospectus Supplement for such Debt Securities, or collectively, with the Canadian Indenture and the U.S. Indenture, the Indentures. A copy of any Indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

        This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

        We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, our regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses, and we anticipate that certain of our subsidiaries will continue to do so in the future.

        Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries.

        As of November 28, 2016, on a consolidated basis (including securities due within one year), we and our operating subsidiaries had approximately $22.7 billion of outstanding debt, of which approximately $16.4 billion was subsidiary debt. Unless otherwise specified in a Prospectus Supplement, the Canadian Indenture and the U.S. Indenture do not limit, and future Indentures will not limit, the amount of indebtedness or preference or preferred shares issuable by our subsidiaries.

        The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Indenture under which such Debt Securities are issued.

General

        The Indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

        The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

  (a)
  the title of the series;

  (b)
  the total principal amount of the Debt Securities of the series;

  (c)
  the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

  (d)
  the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

  (e)
  any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

  (f)
  whether we may extend the interest payment periods and, if so, the terms of the extension;

  (g)
  the place or places where payments will be made;

  (h)
  whether we have the option to redeem the Debt Securities and, if so, the terms of such redemption option;

  (i)
  any obligation that we have to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

  (j)
  any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

  (k)
  the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

  (l)
  if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

  (m)
  the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  (n)
  whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

  (o)
  the events of default or covenants with respect to the Debt Securities;

  (p)
  any index or formula used for determining principal, premium or interest;

  (q)
  the terms of the subordination of any series of subordinated debt;

  (r)
  if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

  (s)
  the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

  (t)
  any other terms.

        The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement will be filed by us with securities regulatory authorities after it has been entered into and will be available on our SEDAR profile at www.sedar.com.

 CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE

        The following describes the changes in our share and loan capital structure since September 30, 2016:

  (a)
  On October 14, 2016 we issued 114,363,774 Common Shares to former holders of ITC common stock as partial consideration for the acquisition of ITC.

  (b)
  During the period from October 1, 2016 up to and including November 28, 2016, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt increased by approximately $9.8 billion, principally due to:

  (i)
  the issuance on October 4, 2016 of an aggregate principal amount of US$2 billion of Exchangeable Notes (as defined below) in connection with the financing of the acquisition of ITC;

  (ii)
  the drawdown on October 13, 2016 of $535 million (approximately US$404 million) from our non-revolving term senior unsecured equity bridge facility with The Bank of Nova Scotia, repayable in full 364 days following its advance, in connection with the financing of the acquisition of ITC;

  (iii)
  approximately US$4.6 billion (at fair value) of consolidated long-term debt of ITC and its subsidiaries outstanding on October 14, 2016, the date of closing of the acquisition of ITC by Fortis;

  (iv)
  the issuance of a shareholder note in the principal amount of US$199 million by a subsidiary of Fortis in favour of Eiffel Investment Pte Ltd, an affiliate of GIC, in connection with the financing of the acquisition of ITC; and

  (v)
  changes in foreign exchange rates over the period.

PRIOR SALES

        We have not sold or issued any First Preference Shares, Second Preference Shares or Subscription Receipts or securities convertible into First Preference Shares, Second Preference Shares or Debt Securities during the 12 months prior to the date hereof. The following table summarizes our issuances of Common Shares and securities convertible into Common Shares or exchangeable for Debt Securities during the 12 months prior to the date of this Prospectus:

Date	Security	Weighted Average Issue Price or Exercise Price per Security, as applicable	Number of Securities
November 2015	Common — Exercise of Stock Options(1)	$29.26	45,288
November 2015	Common — Conversion of Convertible Debentures(2)	$30.72	2,701
December 1, 2015	Common — DRIP(3)	$36.13	1,214,623
December 1, 2015	Common — ESPP(4)	$36.84	70,242
December 1, 2015	Common — CSPP(5)	$36.87	7,855
December 2015	Common — Exercise of Stock Options(1)	$25.94	22,101
December 2015	Common — Conversion of Convertible Debentures(2)	$30.72	1,627
January 2016	Common — Exercise of Stock Options(1)	$22.84	38,061
February 2016	Common — Exercise of Stock Options(1)	$23.84	340,002
March 1, 2016	Common — DRIP(3)	$37.31	778,491
March 1, 2016	Common — ESPP(4)	$38.25	140,536
March 1, 2016	Common — CSPP(5)	$38.05	7,300
March 2016	Common — Exercise of Stock Options(1)	$23.77	181,861
March 2016	Common — Conversion of Convertible Debentures(2)	$30.72	1,398
April 2016	Common — Exercise of Stock Options(1)	$33.04	48,587
April 2016	Common — Conversion of Convertible Debentures(2)	$30.72	325
May 2016	Common — Exercise of Stock Options(1)	$30.11	19,660
June 1, 2016	Common — DRIP(3)	$40.21	912,982
June 1, 2016	Common — ESPP(4)	$41.02	80,013
June 1, 2016	Common — CSPP(5)	$41.02	7,306
June 2016	Common — Exercise of Stock Options(1)	$28.30	67,424
June 2016	Common — Conversion of Convertible Debentures(2)	$30.72	813
July 2016	Common — Exercise of Stock Options(1)	$30.61	280,627
July 2016	Common — Conversion of Convertible Debentures(2)	$30.72	1,627
August 2016	Common — Exercise of Stock Options(1)	$32.95	12,292
August 2016	Common — Conversion of Convertible Debentures(2)	$30.72	4,979
September 1, 2016	Common — DRIP(3)	$41.30	908,685
September 1, 2016	Common — ESPP(4)	$41.95	67,451
September 1, 2016	Common — CSPP(5)	$42.14	5,996
September 2016	Common — Conversion of Convertible Debentures(2)	$30.72	651
October 4, 2016	Debt securities(6)	US$2,000	1,000,000
October 14, 2016	Common — Acquisition of ITC(7)	$40.96	114,363,774

(1)
Issued on the exercise of options granted pursuant to our 2006 and 2012 Stock Option Plans.

(2)
Issued upon the conversion of the convertible debentures issued by us on January 9, 2014 in connection with the financing of the acquisition of UNS Energy.

(3)
Issued pursuant to our Dividend Reinvestment Plan, or DRIP.

(4)
Issued pursuant to our Employee Share Purchase Plan, or ESPP.

(5)
Issued pursuant to our Consumer Share Purchase Plan, or CSPP.

(6)
Exchangeable Notes issued on October 4, 2016 in connection with the financing of the acquisition of ITC.

(7)
Issued to former holders of ITC common stock as partial consideration for the acquisition of ITC.

 TRADING PRICES AND VOLUMES

        The following tables set forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our Common Shares on the TSX and NYSE and of our Outstanding First Preference Shares on the TSX.

	Trading of Common Shares			Trading of Common Shares
	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2015
November	38.60	36.35	12,504,209	—	—	—
December	38.26	35.51	15,464,056	—	—	—
2016
January	40.71	35.79	15,310,648	—	—	—
February	41.58	35.53	42,973,318	—	—	—
March	41.08	37.74	24,278,066	—	—	—
April	41.09	38.52	16,625,820	—	—	—
May	41.48	39.50	19,329,553	—	—	—
June	43.91	40.78	20,791,983	—	—	—
July	44.87	42.79	16,617,319	—	—	—
August	43.75	40.99	16,936,055	—	—	—
September	42.83	40.32	18,057,520	—	—	—
October(1)	44.22	40.13	55,424,615	33.25	31.03	9,326,578
November 1 to 28	44.27	39.58	25,023,308	33.10	29.14	6,834,455

(1)
The Common Shares commenced trading on the NYSE on October 14, 2016.

	Trading of First Preference Shares, Series F			Trading of First Preference Shares, Series G
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2015
November	23.55	21.95	128,647	19.96	17.78	280,941
December	23.71	21.65	87,471	18.49	15.57	374,203
2016
January	23.39	20.70	71,898	18.40	13.67	183,048
February	22.50	21.25	72,699	16.40	13.80	128,071
March	22.75	21.41	68,513	16.35	14.15	88,313
April	23.65	22.43	64,624	17.80	16.03	117,620
May	23.98	22.99	35,996	17.47	15.98	74,399
June	24.10	23.01	42,356	17.47	16.04	367,192
July	25.12	23.51	119,301	18.20	16.63	90,198
August	25.40	24.68	44,020	19.14	17.76	113,488
September	24.95	24.46	62,489	18.25	17.32	163,254
October	24.80	24.05	53,777	18.67	17.37	239,666
November 1 to 28	24.70	22.82	81,501	18.68	17.30	292,566

	Trading of First Preference Shares, Series H			Trading of First Preference Shares, Series I
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2015
November	15.70	13.95	110,962	13.75	12.00	75,755
December	14.81	12.75	145,156	13.00	10.92	101,208
2016
January	14.75	11.62	114,195	12.56	10.35	38,209
February	13.24	10.72	245,359	10.74	8.90	45,475
March	12.90	10.80	262,353	10.85	9.17	36,170
April	13.88	12.81	155,271	12.00	10.50	38,797
May	13.91	12.51	323,457	12.04	11.25	46,678
June	14.41	13.15	70,281	12.16	11.62	72,197
July	14.38	13.65	42,089	12.41	12.00	20,709
August	14.54	13.54	89,971	12.85	11.88	32,400
September	14.16	13.25	280,831	12.13	11.58	52,530
October	14.34	13.86	104,354	13.04	12.05	89,636
November 1 to 28	14.44	13.32	207,760	12.49	11.99	194,906

	Trading of First Preference Shares, Series J			Trading of First Preference Shares, Series K
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2015
November	22.85	21.23	112,115	20.49	18.52	404,180
December	23.00	20.80	76,388	19.39	16.56	314,369
2016
January	22.66	19.15	109,984	19.02	14.77	176,736
February	21.84	20.45	84,608	16.50	14.35	111,411
March	21.88	20.82	213,627	16.66	14.59	91,313
April	22.76	21.70	62,788	17.95	16.25	77,469
May	23.17	22.22	63,674	17.56	16.59	139,343
June	23.52	22.27	59,206	17.82	16.60	148,499
July	24.22	22.80	347,487	18.25	16.90	259,099
August	24.49	23.70	100,536	19.19	17.91	112,893
September	24.27	23.61	236,018	18.26	17.65	125,371
October	24.27	23.60	393,068	18.32	16.42	283,093
November 1 to 28	24.08	22.15	103,743	18.57	17.11	246,395

	Trading of First Preference Shares, Series M
	TSX
	High	Low	Volume
	($)	($)	(#)
2015
November	22.83	19.85	311,587
December	21.19	17.90	792,543
2016
January	20.90	15.94	304,778
February	18.48	15.30	586,706
March	18.56	15.97	564,271
April	20.36	18.14	498,847
May	19.99	18.00	386,165
June	19.98	18.06	300,512
July	19.98	18.57	186,597
August	20.87	19.71	487,473
September	20.60	19.42	276,502
October	19.98	19.09	291,230
November 1 to 28	20.68	19.15	573,983

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of Securities to repay indebtedness, to directly or indirectly finance future growth opportunities and/or for general corporate purposes. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, U.S. dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

        We and any Selling Securityholder may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the U.S., or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us or the applicable Selling Securityholder from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us or the applicable Selling Securityholder.

        If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

        The Securities may also be sold directly by us or any Selling Securityholder in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us or the Selling Securityholder, as applicable, or through agents designated by us or the Selling Securityholder, as applicable, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us or the Selling Securityholder, as applicable, to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or the Selling Securityholder, as applicable, in the form of commissions, concessions and discounts. Any such commissions may be paid out of our or the Selling Securityholder's general funds, as applicable, or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the us or the Selling Securityholder, as applicable, to indemnification by us or the Selling Securityholder, as applicable, against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

        In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

        We may also issue Debt Securities under a Prospectus Supplement in exchange for an equal principal amount of our US$500 million 2.100% Notes due 2021 and our US$1,500 million 3.055% Notes due 2026, or collectively, the Exchangeable Notes, issued on October 4, 2016 in a transaction that was exempt from registration under the Securities Act. The Exchangeable Notes were issued by us to initial purchasers, or the Initial Purchasers, and sold by the Initial Purchasers to qualified institutional buyers in the U.S. in reliance on Rule 144A and to non-U.S. persons outside the U.S. in reliance on Regulation S. In connection with the issuance of the Exchangeable Notes, we entered into an exchange and registration rights agreement with the Initial Purchasers dated October 4, 2016, a copy of which is available on our SEDAR profile at www.sedar.com.

SELLING SECURITYHOLDERS

        This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (a) the names of the Selling Securityholders; (b) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (c) the number of Securities being distributed for the account of each Selling Securityholder; (d) the number of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the relevant class; (e) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (f) if the Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Securityholders acquired the Securities; and (g) if the Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a U.S. person.

RISK FACTORS

        An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risk factors described under:

  (a)
  the heading "Business Risk Management" found on pages 43 to 59 of the Annual MD&A;

  (b)
  note 32 "Financial Risk Management" found on pages 69 to 73 of the Annual Financial Statements;

  (c)
  the heading "Business Risk Management" found on page 28 of the Interim MD&A;

  (d)
  note 19 "Financial Risk Management" found on pages F-27 to F-31 of the Interim Financial Statements;

  (e)
  the heading "Risk Factors" found on pages D-14 to D-22 of the Management Information Circular, which include certain risks that relate to the business and operations of ITC;

  (f)
  "Schedule G — Risk Factors" to the Management Information Circular;

  (g)
  "Schedule A — Risk Factors" to the ITC Business Acquisition Report; and

  (h)
  the heading "Item 1A. Risk Factors" found on pages 48 to 51 of "Schedule B — ITC Interim Financial Statements and MD&A" to the ITC Business Acquisition Report, which include certain risks that relate to the business and operations of ITC, each of which is incorporated by reference herein. In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements.

        As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We expect to follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. We may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of our Board of Directors, our audit, human resources and governance and nominating committees and separate sessions of independent directors. Accordingly, our investors may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers.

As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Securities being less attractive to investors.

        As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company's securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company's securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

        We will lose our foreign private issuer status if a majority of our shares are held by U.S. persons and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs we incur as a Canadian foreign private issuer eligible to use MJDS.

        If we cease to be a foreign private issuer, we would not be eligible to use MJDS or other foreign issuer forms and will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers with securities listed on the NYSE.

We have not yet completed our determination regarding whether our existing internal controls over financial reporting are compliant with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        We currently maintain disclosure controls and procedures and internal control over financial reporting pursuant to the Canadian Securities Administrators National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings, and are undergoing an assessment of our current internal controls procedures to determine whether we are in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley, and the related rules of the SEC and the Public Company Accounting Oversight Board.

        Pursuant to Section 404(b) of Sarbanes-Oxley and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the annual report to be filed by us with the SEC for the year ended December 31, 2017, our independent auditors will be required to attest to the effectiveness of our internal control over financial reporting. The process of confirming that our independent auditors will provide the required attestation in respect of our annual report has commenced and will require the investment of substantial additional time and resources, including by our Chief Financial Officer and other members of our senior management, as well as higher than anticipated operating expenses including independent auditor fees. Our failure to satisfy the requirements of Section 404 of Sarbanes-Oxley on an ongoing and timely basis, or any failure in our internal controls, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively affect the trading price of our securities and could have a material adverse effect on our results of operations and harm our reputation. Further, we can provide no assurance that our independent auditors will be able to provide the required attestation. If we are required in the future to make changes to our internal controls over financial reporting, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls over financial reporting from our independent auditors.

 AUDITORS

        Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Fortis Place, 5 Springdale Street, Suite 800, St. John's, Newfoundland and Labrador A1E 0E4. Ernst & Young LLP report that they are independent of us in accordance with the Rules of Professional Conduct of the Association of Chartered Professional Accountants of Newfoundland and Labrador and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board.

        The auditors of ITC are Deloitte & Touche LLP, located in Detroit, Michigan. Deloitte & Touche LLP has audited the consolidated financial statements and financial statement schedule of ITC as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 together with the notes thereto and the auditor's report thereon dated February 25, 2016, which are included in the ITC Business Acquisition Report and the Management Information Circular incorporated by reference in this Prospectus. Deloitte & Touche LLP, certified public accountants, are independent with respect to ITC within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board.

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

        We have filed with the SEC, concurrently with the registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

        We have been advised by our Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Davies Ward Phillips & Vineberg LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        Two of our directors, Ms. Maura J. Clark and Ms. Margarita K. Dilley, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

GLOSSARY

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to "Fortis", "we", "us" and "our" refer to Fortis Inc. and our consolidated subsidiaries.

"Annual Financial Statements" refers to our audited comparative consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto and the auditors' report thereon dated February 17, 2016.

"Annual MD&A" refers to our Management Discussion and Analysis of financial condition and results of operations dated February 17, 2016 for the fiscal year ended December 31, 2015.

"Base Rate Complaints" refers to two complaints filed with FERC covering two refund periods running consecutively from November 12, 2013 through May 11, 2016 to which International Transmission Company, Michigan Electric Transmission Company, LLC and ITC Midwest LLC are subject, as described in detail in "Schedule E — ITC Historical Financial Statements and Management's Discussion and Analysis" in the Management Information Circular and in the interim financial statements of ITC included in the ITC Business Acquisition Report, in each case incorporated by reference in this Prospectus.

"Board of Directors" refers to our board of directors.

"Bonus Depreciation" refers to federal U.S. bonus tax depreciation.

"Canadian Co-trustee" means BNY Trust Company of Canada, in its capacity as Canadian co-trustee under the U.S. Indenture.

"Canadian Indenture" refers to the trust indenture dated July 2, 2009, between us and Computershare Trust Company of Canada.

"Central Hudson" refers to Central Hudson Gas & Electric Corporation.

"Common Shares" refers to our common shares.

"Debt Securities" refers to unsecured debt securities that may be issued by us under a Prospectus Supplement.

"Escrow Agent" refers to the financial institution authorized to carry on business as a trustee that will enter into a Subscription Receipt Agreement in connection with any issuance of Subscription Receipts.

"Escrowed Funds" refers to the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon.

"Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended.

"Exchangeable Notes" refers to, collectively, our US$500 million 2.100% Notes due 2021 and our US$1,500 million 3.055% Notes due 2026.

"First Preference Shares" refers to our first preference shares.

"First Preference Shares, Series F" refers to our Cumulative Redeemable First Preference Shares, Series F.

"First Preference Shares, Series G" refers to our Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G.

"First Preference Shares, Series H" refers to our Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H.

"First Preference Shares, Series I" refers to our Cumulative Redeemable Floating Rate First Preference Shares, Series I.

"First Preference Shares, Series J" refers to our Cumulative Redeemable First Preference Shares, Series J.

"First Preference Shares, Series K" refers to our Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K.

"First Preference Shares, Series M" refers to our Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M.

"FortisAlberta" refers to FortisAlberta Inc.

"GIC" refers to GIC Pte Ltd.

"Indentures" has the meaning set forth in the section entitled "Description of Securities Offered — Debt Securities".

"Initial Purchasers" refers to the initial purchasers of our Exchangeable Notes.

"Interim Financial Statements" refers to our unaudited comparative interim consolidated financial statements as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, together with the notes thereon.

"Interim MD&A" refers to our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2016.

"ITC" refers to ITC Holdings Corp.

"ITC Business Acquisition Report" means the business acquisition report dated November 23, 2016 with respect to the acquisition of ITC completed on October 14, 2016.

"ITC Regulated Operating Subsidiaries" refers, collectively, to International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC.

"Management Information Circular" refers to our Management Information Circular dated March 18, 2016 prepared in connection with our annual and special meeting of shareholders held on May 5, 2016.

"Outstanding First Preference Shares" refers to, collectively, our First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M.

"Prospectus" refers to this short form base shelf prospectus, as amended or supplemented from time to time.

"Prospectus Supplement" refers to a prospectus supplement relating to an offering of Securities accompanying and incorporated by reference into this Prospectus.

"Release Conditions" refers to conditions for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable.

"Sarbanes-Oxley" refers to the Sarbanes-Oxley Act of 2002, as amended.

"Second Preference Shares" refers to our second preference shares.

"Securities" refers to, collectively, Common Shares, First Preference Shares, Second Preference Shares, Subscription Receipts and/or Debt Securities.

"Securities Act" refers to the U.S. Securities Act of 1933, as amended.

"Selling Securityholder" refers to any of our securityholders that distributes Securities under this Prospectus and an accompanying Prospectus Supplement, which may include one or more of our wholly owned subsidiaries.

"Subscription Receipt Agreement" refers to the subscription receipt agreement to be entered into among us, one or more underwriters and the Escrow Agent providing for the issuance of Subscription Receipts.

"Subscription Receipts" refers to subscription receipts that may be issued by us under a Prospectus Supplement.

"UNS Electric" refers to UNS Electric, Inc.

"UNS Energy" refers to, collectively, Tucson Electric Power Company, UNS Gas, Inc. and UNS Electric, Inc.

"U.S. Indenture" refers to the trust indenture dated as of October 4, 2016 among us, the U.S. Trustee and the Canadian Co-trustee.

"U.S. Trustee" refers to The Bank of New York Mellon.

        Further, as used in this Prospectus, the abbreviations contained herein have the meanings set forth below.

CSPP	our Consumer Share Purchase Plan
DRIP	our Dividend Reinvestment Plan
EDGAR	Electronic Document Gathering and Retrieval System
ESPP	our Employee Share Purchase Plan
FERC	U.S. Federal Energy Regulatory Commission
ITC	ITC Holdings Corp.
LNG	liquefied natural gas
MJDS	Multi-Jurisdictional Disclosure System of the U.S. and Canada
MW	megawatt(s)
NYSE	New York Stock Exchange
ROE	return on common shareholders' equity
SEC	U.S. Securities and Exchange Commission
SEDAR	Canadian System for Electronic Document Analysis and Retrieval
TJ	terajoules
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	U.S. generally accepted accounting principles